Exhibit 10.1

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into this 16th day of May, 2008 (hereinafter referred to as the “Signing Date”) by and between

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION, a company duly organized and existing under the laws of the State of Delaware (U.S.A.), with registered office in 1001 Air Brake Avenue, Wilmerding, PA 15148, U.S.A. (hereinafter referred to as “Purchaser”), hereby represented by Mr. R. Mark Cox, duly authorized pursuant to the certificate of the Assistant Secretary of Purchaser dated May 13, 2008, a copy of which is attached hereto under Exhibit 1;

and

Polinvest S.r.l., a company duly organized and existing under the laws of the Republic of Italy, with registered office in Crema, at Via Riva Fredda, 3, tax code and registration number at the Companies’ Register of Cremona 01444090193 (hereinafter referred to as “Seller”), hereby represented by Mr. Giuseppe Alfredo Poli, duly authorized pursuant to the resolution of the Shareholders’ Meeting of Seller dated May 16, 2008, a copy of which is attached hereto under Exhibit 2.

WHEREAS

A.	Seller is the full and exclusive registered owner of 100% of the issued and outstanding stock capital of Poli S.p.A., a company duly organized and existing under the laws of the Republic of Italy, with registered office in Via Fontanella 11, 26010 Camisano (Italy), having a stock capital of Euro 6,000,000.00 fully paid-in, tax code and registration number in the Companies’ Register of Cremona 00104570197 (the “Company”).

B.	The Company and the Group Companies (as defined hereunder) are engaged in the business of developing, manufacturing, distributing and servicing rail brakes mainly in Europe (the “Business”).

C.	The Company is the full and exclusive beneficial and registered owner of an equity interest representing 79.58% of the stock capital of the company MZT Hepos AD, a company duly organized and existing under the laws of Macedonia, with registered office in Skopje, Pero Nakov b.b., having a stock capital of Euro 4,105,483.35, registered with the Central Register of Republic of Macedonia, under no. 4137787, listed on the Stock Exchange of Skopje (hereinafter referred to as the “MZT Hepos”). The holding structure of the Company and of the Group Companies is set forth in Exhibit A-1 attached hereto.

D.	MZT Hepos, in turn, is the full and exclusive beneficial and registered owner of:

(i)	an equity interest corresponding to 100% of the stock capital of the company MZT HEPOS POLSKA Sp.Zo.o, a company duly organized and existing under the laws of Poland, with registered office in Warszawa, Volodiovskiego no. 51, loc10, no. 02-724, registered with the Court Register of Warszawa under no. 0000267042 (hereinafter referred to as “Hepos Polska”);

(ii)	an equity interest corresponding to 90% of the stock capital of the company MZT HEPOS KTB d.oo. Beograd, a company duly organized and existing under the laws of Serbia, with registered office in Belgrade, Gavrilo Princip no. 29, registered with the Corporate Court of Belgrade under no. III – Fi – 9125/99 (hereinafter referred to as “Hepos KTB”); and

(iii)	an equity interest corresponding to 100% of the stock capital of the company MZT HEPOS Inzenering, a company duly organized and existing under the laws of Macedonia, with registered office in Skopje, Pero Nakov b.b., registered with the Basic Court Skopje II under bankruptcy procedure number III. St. 722/06 (hereinafter referred to as “Hepos Inzenering”);

E.	Mr. Giuseppe Alfredo Poli, Mr. Cristiano Poli, Mr. Alessandro Poli, Mr. Paolo Poli, Mr. Giancarlo Poli, Mr. Alberto Poli, Mr. Francesco Poli, Mr. Mario Poli, Mrs. Elena Poli, Mrs. Emma Severgnini, Mrs. Gianfranca Tinti, Mrs. Lucia Boffelli and Mrs. Giuseppina Enrica Virtuani are the exclusive, beneficial and, as the case may be, usufructuary owners, of the entire capital stock of Seller.

F.	Purchaser has conducted a due diligence investigation on the Company, MZT Hepos and their respective Business by means of (i) access to a data room containing the documents listed in Exhibit A-2 (“Data Room Documents”) attached hereto; (ii) management interviews; (iii) site visits and (iv) soil samplings on Camisano and Skopje sites (“Due Diligence”). The Data Room Documents include also the business documentation sent or delivered directly to Purchaser as listed in Exhibit A-2.

G.	The interest of the Parties to enter into this Agreement is also based on the circumstance that Mr. Giuseppe Alfredo Poli will assume a role within the Company after the implementation of the transaction contemplated herein, pursuant to the terms and conditions set forth in the Term Sheet for Mr. G. A. Poli (as defined below).

H.	Upon the terms and subject to the conditions set forth in this Agreement, Purchaser has agreed to purchase from Seller, and Seller has agreed to sell and transfer to Purchaser, at Closing on the Closing Date (as those terms are hereinafter defined), an equity interest equal to 100% of the corporate capital of the Company (hereinafter referred to as the “Equity Interest”), free and clear of any Lien.

I.	Upon the terms and subject to the conditions set forth in this Agreement, Purchaser has agreed to the sale and transfer to Seller, and Seller has agreed to purchase from Purchaser the real estate properties as listed in Exhibit A-3 attached hereto (hereinafter referred to as the “ Real Estate Property”) on the Closing Date or immediately after the Closing.

L.	The Parties acknowledge that Purchaser is willing to proceed with the transaction contemplated herein for the purposes of entering into the European railway market and creating new synergies with the Company and the Group Companies.

NOW, THEREFORE, in consideration of the premises, mutual promises, covenants, representations and warranties contained in this Agreement, the Parties hereby agree as follows:

ARTICLE 1

Recitals, Exhibits and Schedules

1.1	The above Recitals, as well as the Exhibits and Schedules annexed to this Agreement and referred herein shall form an integral and substantial part hereof.

1.2	The following are the Exhibits and Schedules attached hereto and incorporated herein as an integral and substantial part of this Agreement:

Exhibit 1 – Powers of Purchaser;

Exhibit 2 – Powers of Seller;

Exhibit A-1 – Holding Structure of the Company and of Group Companies;

Exhibit A-2 – Data Room Documents;

Exhibit A-3 – Real Estate Property;

Exhibit 2.1.1 – Example of Calculation of the Closing Date Working Capital and Target Working Capital;

Exhibit 2.1.2 – Accounts Receivables;

Exhibit 2.1.3 – Financial Statements;

Exhibit 2.1.4 – Notes for the Real Estate Property;

Exhibit 2.1.5(a)– Term Sheet for Mr. G. A. Poli;

Exhibit 2.1.5(b) – Term Sheet for Poli Family’s Members;

Exhibit 2.1.6 – Termination Letter;

Exhibit 3.2.1 – Modalities for the Calculation of the Net Debt;

Exhibit 3.2.2 –Escrow Agreement;

Exhibit 3.3(g) – Mandate Letter;

Exhibit 5.2(d) – Certificates;

Exhibit 5.2(e) – Letters of Resignation;

Exhibit 5.2(g) – Form of Lease;

Exhibit 6.6(i) – MZT Hepos Land;

Exhibit 6.6(ii) – MZT Hepos Buildings; and

Exhibit 8.1(g) – Tax Matters.

ARTICLE 2

Certain Definitions

2.1	In addition to the terms defined in other parts of this Agreement, the following terms shall have, for the purposes of this Agreement, the meanings set forth below unless otherwise expressly provided or unless the context clearly requires otherwise:

“Accounting Principles” shall mean for the Company the accounting principles set forth in the Italian Civil Code and those established by the Italian Accountants’ Organization (“Principi Contabili predisposti dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri”), as amended and interpreted by the Italian Accounting Organization (“Organismo Italiano di Contabilità”) and for the Group Companies the accounting principles generally accepted in the respective jurisdiction of incorporation.

“Accounts Receivables” shall mean the receivables shown in the Financial Statements and listed in Exhibit 2.1.2.

“Affiliate” shall mean with respect to any specified Person (as hereinafter defined) at the time of determination, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Party pursuant to Article 2359, Section 1, no.1 of the ICC.

“Business” shall have the meaning ascribed to such term in Recital (B).

“Business Day” shall mean each calendar day (excluding Saturdays and Sundays and public holidays of each year) on which credit institutions are open in Milan, Skopje and in New York markets, for the exercise of their activity.

“Claim Notice” shall have the meaning ascribed to such term in Section 8.3(i).

“Closing” shall mean the sale and purchase of the Equity Interest, the payment of the Purchase Price (as hereinafter defined) and, in general, the execution and exchange of all documents and the performance and consummation of all obligations, respectively required to be executed, exchanged, performed and consummated on the Closing Date (as hereinafter defined) pursuant to this Agreement.

“Closing Date” shall mean the date provided under Section 5.1 of this Agreement.

“Closing Date Net Debt” shall mean the actual Net Debt of the Company on the Closing Date as calculated in accordance with the modalities and the Accounting Principles set forth in Exhibit 3.2.1. It is intended that the cash paid by Seller to the Company for the VAT relating to the Real Estate Transaction shall not be part of the Closing Date Net Debt.

“Closing Date Working Capital” of the Company and of MZT Hepos shall mean, as of the Closing Date, the amount of the Company’s and MZT Hepos’ current assets excluding cash and cash equivalents (as calculated in accordance with the Accounting Principles consistently applied for the calculation of the Target Working Capital) less the Company’s and MZT Hepos’ current liabilities excluding financial short term liabilities (as calculated in accordance with the Accounting Principles consistently applied for the calculation of the Target Working Capital) an example of which is attached hereto under Exhibit 2.1.1. The Closing Date Working Capital excludes also Tax assets and Tax liabilities other than “ritenute d’acconto”.

“Company” shall have the meaning ascribed to such term in Recital (A).

“Designated Purchaser” shall have the meaning ascribed under the definition of the term “Purchaser” in this Section 2.1 below.

“Disputed Accounting Matters” shall have the meaning ascribed to such term in Section 3.3(e).

“Environmental Laws” means any and all applicable national or local laws and regulations concerning air pollution control, water pollution control, resource conservation and recovery, solid waste disposal, toxic substance control and any other national or local laws, regulations or other requirements regulating or otherwise concerning Hazardous Materials or the environment or their negative impacts on individual health.

“Equity Interest” shall have the meaning ascribed to such term in Recital (H).

“Escrow Account” shall have the meaning ascribed to such term in Section 3.2.2.

“Escrow Agent” shall have the meaning ascribed to such term in Section 3.2.2.

“Escrow Agreement” shall have the meaning ascribed to such term in Section 3.2.2.

“Escrow Amount” shall have the meaning ascribed to such term in Section 3.2.2.

“Estimation of Real Estate Taxes” shall mean the estimation of the Real Estate Taxes made by Seller equal to Euro 893,058.00.

“Financial Statements” shall mean the financial statements audited or unaudited as of December 31, 2007, indicated with respect to each set of financial statements in Exhibit 2.1.3 of the Company, MZT Hepos, Hepos KTB and Hepos Polska.

“Governmental Authority” shall mean any legislative, executive or judicial unit of any governmental entity (foreign, national, state or local) or any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

“Group Companies” shall mean MZT Hepos, Hepos Polska, Hepos KTB and Hepos Inzenering.

“Hazardous Materials” mean any hazardous, toxic or dangerous substance, pollutant, contaminant, waste or other material regulated under Environmental Laws; asbestos or asbestos containing materials; oil and petroleum products and natural gas, natural gas liquids, liquefied natural gas, and synthetic gas usable for fuel subject to Environmental Laws; chemicals subject to Environmental Laws; and industrial process and pollution control wastes.

“Hepos Polska” shall have the meaning ascribed to such term in Recital (D).

“Hepos KTB” shall have the meaning ascribed to such term in Recital (D).

“Hepos Inzenering” shall have the meaning ascribed to such term in Recital (D).

“ICC” shall mean the Italian Civil Code.

“Independent Accountant” shall have the meaning ascribed it under Section 3.3(e).

“Law(s)” shall mean any applicable national federal, state, provincial or local law, statute, ordinance rule, regulation, code, order, judgment, injunction or decree.

“Lien” shall mean any security interest, mortgage, lien, usufruct, claim, charge, pledge, encumbrance, assessments, third party’s rights, defects of title or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer or receipt of income or other attributes of ownership or rights of set-off, including but not limited to rights of first refusal, or other adverse interest of any kind and nature whatsoever and other encumbrances of any kind. This definition, however, shall not include the following: (i) Liens reflected in the Financial Statements, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property by the Company and the Group Companies, (iii) Liens for Taxes, assessments or governmental charges or levies on property not yet due, or due but not delinquent and (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety, bids or performance of similar obligations.

“Losses” shall have the meaning ascribed to such term in Section 8.1(a).

“Management Agreement” shall mean the management agreement to be entered into, on or before Closing, by and between the Company, on the one side, and Mr. Giuseppe Alfredo Poli, on the other side, on the basis of the terms and conditions of the Term Sheet for Mr. G.A. Poli,.

“Mandate Letter” shall have the meaning ascribed to such term in Section 3.3(g).

“Material Adverse Effect” shall mean a material adverse change in the financial conditions, results, operations, business, prospects, rights, licenses, properties or assets of the Company and the Group Companies, excluding such changes which (after taking into reasonable account any warranty, indemnity or other right or recourse contained in this Agreement with respect to the relevant event or circumstance) result from (A) any terrorist attacks, (B) a change in, or enhancement of, any provision of Law or any regulation, issuance, order or similar provisions by any competent authorities, after the date of execution of this Agreement and (C) the public announcement of the transactions contemplated in this Agreement. Any Material Adverse Effect shall be deemed as such if, individually or in the aggregate, such effect involves costs, expenses or other losses for the Company and the Group Companies of Euro 5,000,000.00 (five million) or more (excluding any costs and expenses of investigating and defending such item, such as attorneys’ and accountants’ fees).

“MZT Hepos” shall have the meaning ascribed to such term in Recital (C).

“Net Debt” shall mean the aggregate amount of (i)(a) 25% of Trattamento di Fine Rapporto (also identified as the “employee leaving indemnity” in the Financial Statements) plus (b) any assumed financial debt plus (c) any capital lease obligations calculated as net present value (valore attuale dei canoni) of the Company and any Group Company less (ii) the cash and cash equivalents on hand of the Company and any Group Company, each as of the Closing Date, as estimated by the Company and calculated in accordance with the modalities and the Accounting Principles set forth in Exhibit 3.2.1 and provided to Purchaser 2 (two) Business Days prior to Closing.

“Notes” shall mean the zero percent interest and unsecured notes issued by Purchaser in favor of Seller in relation to the payment of the Real Estate Property located in a) Camisano, b) Romanengo, c) Milan and d) Warsaw—substantially in the text attached hereto under Exhibit 2.1.4. The amount of the Notes shall be equal to the value attributed to the relevant Real Estate Property as communicated by Seller to Purchaser 2 (two) Business Days prior to Closing or the envisaged date of transfer, as applicable under Section 5.4 (Sale of Real Estate Property).

“Notice of Disagreement” shall have the meaning ascribed to such term in Section 3.3(b).

“Order” shall have the meaning ascribed to such term in Section 7.2.14(a).

“Parties” shall mean Purchaser and Seller.

“Person” shall mean any individual or natural person, foundation, company, corporation, partnership, firm, association, unincorporated organization or any other entity.

“Present Value of Estimation of Real Estate Taxes”: shall mean the amount of the Estimation of Real Estate Taxes divided equally over five years and discounted to the present value at a four percent annual rate equal to Euro 795,147.00.

“Price Adjustment” shall have the meaning ascribed to such term in Section 3.4.1.

“Purchase Price” shall have the meaning ascribed to such term in Section 3.2.

“Purchaser” shall have the meaning ascribed to such term in the preamble to this Agreement. The “Designated Purchaser” shall be a 100% wholly owned Affiliate of Purchaser designated by Purchaser to purchase the Equity Interest upon a 3-Business Day prior written notice sent to Seller in accordance with article 1401 et seq. of the ICC. Upon such designation and relevant acceptance by the Designated Purchaser, all and any of Purchaser’s rights and all and any of Purchaser’s obligations deriving from this Agreement shall be respectively automatically transferred and assigned to the Designated Purchaser, effective as of the Signing Date, as if the Designated Purchaser originally executed this Agreement in place of Purchaser. The Designated Purchaser shall be appointed pursuant to the provisions of Section 10.1 (Right to Designate) of this Agreement.

“Purchaser Conditions Precedent” shall have the meaning ascribed to such term in Section 4.1.

“Real Estate Property” shall have the meaning ascribed to such term in the Recitals.

“Real Estate Transaction” shall have the meaning ascribed to such term in Section 5.4(a).

“Seller” shall have the meaning ascribed to such term in the preamble.

“Seller Conditions Precedent” shall have the meaning ascribed to such term in Section 4.2.

“Tax” shall mean all applicable taxes and duties imposed by any national or local taxing authorities, including income, property, excise, sale, use, value added and franchise taxes.

“Target Working Capital” shall mean the amount equal to Euro 8,082,000.00 as stated and explained in Exhibit 2.1.1.

“Term Sheet for Mr. G. A. Poli” shall mean the term sheet containing the main terms and conditions relating to the role that Mr. Giuseppe Alfredo Poli will assume within the Company after the implementation of the transaction contemplated herein. The Term Sheet for Mr. G. A. Poli is attached hereto as Exhibit 2.1.5 (a).

“Term Sheet for Poli Family Members” shall mean the term sheet containing the main terms and conditions relating to the roles that Mr. Francesco Poli, Mr. Mario Poli, Mr. Cristiano Poli, Mr. Alessandro Poli, Mr. Giancarlo Poli, Mr. Alberto Poli and Mr. Paolo Poli will assume within the Company after the implementation of the transaction contemplated herein. The Term Sheet for Poli Family Members is attached hereto as Exhibit 2.1.5 (b).

“Termination Letter” shall mean the letter - in the form attached to this Agreement as Exhibit 2.1.6 - to be sent by Seller to the Iranian Sale Representatives to the address included in the Iranian Agreement, for the purposes of terminating the Iranian Agreement, in accordance with the terms and conditions of Section 6.9 (Covenant relating to Iranian Agreement).

2.2	All references to Articles, Sections, Recitals, Exhibits and Schedules are intended as references to the Articles, Sections, Recitals, Exhibits and Schedules relating to this Agreement. All terms in the singular shall have the same meaning as the same terms in the plural and vice versa. The definitions of the terms importing the masculine gender shall be identical to those of the same terms importing the feminine gender and vice versa. The headings in this Agreement shall be for convenience of reference only and shall not affect the construction hereof. The terms with their initials in capital letters shall have the meaning of the same terms as defined in this Agreement.

ARTICLE 3

Purchase and Sale of the Equity Interest

Purchase Price and Other Related Matters

3.1	Purchase and Sale of the Equity Interest.

3.1.1	Upon the terms and subject to the conditions of this Agreement, at Closing on the Closing Date, Seller shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller the Equity Interest, free and clear of any Lien, against the payment of the Purchase Price.

3.1.2	The Equity Interest shall be sold and transferred together with all rights and obligations attaching to it as at Closing (including the right to receive all dividends or distributions paid on or after the Closing Date) free and clear of any Lien.

3.2	Purchase Price and Escrow Amount.

3.2.1	In consideration for the sale and purchase of the Equity Interest, Purchaser shall pay to Seller on the Closing Date a purchase price (hereinafter referred to as the “Purchase Price”) which shall be calculated as follows:

Euro 53,000,000.00 plus the Notes minus the Net Debt minus the Present Value of Estimation of the Real Estate Taxes.

The Parties agree that, on the Closing Date, Purchaser shall pay to Seller the Purchase Price less the Escrow Amount which shall be deposited by Purchaser to the Escrow Account as per Section 3.2.2 below.

3.2.2	The Parties agree that - for the purpose of Section 8.1 (Indemnification obligation of Seller), 9.5 (Environmental Liability) and 9.4.1 (Allocation of Tax Liabilities) of this Agreement - on the Closing Date, simultaneously with the payment by Purchaser of the Purchase Price as per Section 3.2.1 above, Purchaser shall deposit an amount equal to Euro 7,500,000.00 (hereinafter referred to as the “Escrow Amount”), to an escrow account opened in the name of both Seller and Purchaser (hereinafter referred to as the “Escrow Account”) at the bank, mutually agreed upon the Parties (hereinafter referred to as the “Escrow Agent”) pursuant to the terms and conditions of an escrow agreement substantially in the text attached hereto as Exhibit 3.2.2 (hereinafter referred to as the “Escrow Agreement”). The Escrow Agreement will direct the Escrow Agent to pay – subject to the terms and conditions of the Escrow Agreement – to Seller the amount of any funds in the Escrow Account on the first year anniversary of the Closing Date in excess of Euro 5,000,000.00 (and not subject to any indemnification claim under this Agreement) including any accrued interest on the Escrow Amount during the first year. On the second anniversary of the Closing Date, the Escrow Agreement will also direct the Escrow Agent to pay – subject to the terms and conditions of the Escrow Agreement – to Seller the balance of any funds held in the Escrow Account (and not subject to any indemnification claim under this Agreement) including all accrued interest since the first anniversary date.

3.3	Calculation of Closing Date Working Capital and Closing Date Net Debt. The Parties agree to the following policies and procedures relating to the calculation of the amount of the Closing Date Working Capital and the Closing Date Net Debt:

(a)	Within 30 (thirty) Business Days following the Closing Date, Purchaser shall provide Seller with a calculation of the amount of the actual Closing Date Working Capital and the Closing Date Net Debt. In quantifying the Closing Date Working Capital, the obsolete, not usable, not saleable inventory as of the Closing Date, will be the greater of the actual value or Euro 600,000.00.

(b)	Seller shall have reasonable access, upon prior notice, during normal business hours, to any books and records relating to the Company and the Group Companies and the related calculation of the Closing Date Working Capital and the Closing Date Net Debt that Purchaser may possess. Seller shall have 30 (thirty) Business Days from the date of Seller’s receipt of Purchaser’s Closing Date Working Capital and Closing Date Net Debt calculation to object in writing to part or all of Purchaser’s calculation and amount of the Closing Date Working Capital and the Closing Date Net Debt. If Seller’s elects to object, Seller shall deliver a written notice of disagreement (hereinafter referred to as the “Notice of Disagreement”), specifying the nature and reasons of such disagreement.

(c)	In the event that Seller fails to deliver a Notice of Disagreement within the 30 Business Days period, Purchaser’s Closing Date Working Capital and the Closing Date Net Debt calculation shall be final and binding upon the Parties for the purposes of Section 3.3 (Calculation of Closing Date Working Capital and Closing Date Net Debt) and Section 3.4 (Purchase Price Adjustment).

(d)	If Seller submits a Notice of Disagreement, during a period of ten (10) Business Days following the delivery of such notice, Seller and Purchaser shall attempt to resolve any disagreement which they may have with respect to any matter specified in such Notice of Disagreement.

(e)	If, at the end of such period, Seller and Purchaser fail to reach an agreement in writing with respect to any and all of the matters which are the subject matter of the Notice of Disagreement then all of such matters to which agreement is not so reached and which have an accounting nature (hereinafter referred to as the “Disputed Accounting Matters”) will be submitted by the more diligent Party to Deloitte or failing acceptance by such independent accountant to Price WaterhouseCoopers (hereinafter referred to as the “Independent Accountant”).

(f)

If for any reason the Independent Accountant named in accordance with sub-paragraph (e) above is not able to act or informs the Parties that it is no longer willing or able to act, the Parties shall attempt to agree on a replacement of the Independent Accountant, to be selected among primary independent international accounting firms. If after 5 (five) Business Days from the date of notification of the fact that the Independent Accountant is unable or unwilling to act, the Parties have not agreed on a new Independent Accountant, then the Independent Accountant shall be selected (on the application of the more diligent Party) by the Chairman of the Court of Milan among primary independent international accounting firms (and shall thereafter for all purposes relating to this Agreement be deemed to be the Independent Accountant).

(g)	The Independent Accountant shall: (i) act in accordance with terms and conditions of a mandate letter which shall have substantially the form attached hereto as Exhibit 3.3(g) (hereinafter referred to as the “Mandate Letter”), subject to any amendments requested by the Independent Accountant in accordance with the market practice that the Parties hereby undertake to accept; (ii) act as an arbitrator pursuant to Article 1349 (Determinazione dell’oggetto) and Article 1437 (Determinazione del prezzo affidata ad un terzo) of the ICC, to the extent strictly required to make the determinations contemplated by this Section 3.3 (Calculation of Closing Date Working Capital and Closing Date Net Debt); and (iii) be bound by the rules set forth in Article 1703 et seq. (Mandato) of the ICC and not act on the basis of its arbitrium merum.

(h)	The Independent Accountant shall formally accept in writing the Mandate Letter in order to settle and determine the Disputed Accounting Matters within the time frame set forth in such Mandate Letter and – in accepting such mandate – shall expressly undertake in writing to:

(i)	consider only the Disputed Accounting Matters;

(ii)	determine the Disputed Accounting Matters by redrafting, to the extent necessary, the calculation of the Closing Date Working Capital and the Closing Date Net Debt. The calculation of individual items for the purposes of determining the Closing Date Working Capital will be done consistently in accordance with historical practice (that is with methods and criteria used in the Financial Statements of the Company and MZT Hepos). In ensuring the consistency, the Independent Accountant will take as his/her basis for the comparison each single value included in the Financial Statements whether or not the values are calculated in accordance with the Accounting Principles and/or the principles set forth in the notes to the Financial Statements. It is intended that tax assets and tax liabilities will not constitute elements of the Closing Date Working Capital for the purpose of this provision, with the only exception of the taxes withheld (ritenute d’acconto) from the compensation of the personnel and other individuals, whether single or in association (associazione di professionisti);

(iii)	be required to summarily justify its determinations with respect to each of the Disputed Accounting Matters; and

(iv)	resolve all Disputed Accounting Matters within the time frame set forth in the Mandate Letter.

(i)	The Independent Accountant shall have reasonable access to the books, records, personnel and any other information of the Parties to the maximum extent required, in its reasonable judgment, to perform the services contemplated hereby.

(j)	Upon resolution of all Disputed Accounting Matters, the Independent Accountant shall deliver to the Parties a final calculation of the Closing Date Working Capital and the Closing Date Net Debt.

(k)	The final calculation of the Closing Date Working Capital and the Closing Date Net Debt prepared and delivered in accordance with paragraph (g) preceding shall be final and binding upon the Parties for purposes of Section 3.4 below (Purchase Price Adjustment) and shall not be subject to appeal. Any disputes not finally determined by the Independent Accountant shall be determined in accordance with Section 10.10 (Arbitration).

(l)	All fees and disbursements of the Independent Accountant due in connection with the resolution of the Disputed Accounting Matters pursuant hereto and with the provision of the services contemplated hereby shall be equally shared between the Parties.

3.4	Purchase Price Adjustment.

3.4.1	In the event that the Closing Date Working Capital is less than the Target Working Capital, Seller shall pay Purchaser the difference between the Closing Date Working Capital and the Target Working Capital; provided, that if the difference is less than Euro 100,000.00 (one hundred thousand), no adjustment amount will be due. In the event that the Closing Date Working Capital is more than the Target Working Capital, Purchaser shall pay Seller the amount by which the Closing Date Working Capital exceeds the Target Working Capital; provided, that if such excess amount is less than Euro 100,000.00 (one hundred thousand) no adjustment amount will be due. The Purchase Price shall be subject to a downward or, as the case may be, upward adjustment made Euro by Euro equal to the difference between the Net Debt and the Closing Date Net Debt which shall be paid by Seller or Purchaser, as applicable.

The amounts paid pursuant to this Section 3.4 (Purchase Price Adjustment) shall be the “Price Adjustment”.

3.4.2	The Parties expressly agree that all payment operations carried out at Closing shall be considered neutral for the purposes of the Price Adjustment.

3.5	Payments. Save as otherwise provided for in this Agreement, the Purchase Price, the Price Adjustment and any and all other sums payable by one Party to the other pursuant to this Agreement shall be paid (with value date as at the date on which the payment is due) by wire transfer to the bank account designated by either Party and communicated to the other Party at least 10 (ten) Business Days prior to the date on which the payment is due.

ARTICLE 4

Conditions Precedent to Closing

4.1	Conditions Precedent in favor of Purchaser. The obligations of Purchaser to proceed with the Closing and to consummate the transactions contemplated by this Agreement is subject to the satisfaction, unless waived in writing by the Purchaser, on or before the Closing, of the conditions precedent (hereinafter referred to as “Purchaser Conditions Precedent”):

(a)	The representations and warranties made by Seller to Purchaser set forth in Sections 7.2.1 (Organization, Qualification and Corporate Power); 7.2.2 (Power and Authority of Seller), 7.2.4 (Capitalization of the Company and the Group Companies), 7.2.10 (Assets and Inventory), 7.2.11 (Real Property), 7.2.12 (Intellectual Property), 7.2.13 (Contracts) and 7.2.18 (Licenses and Permits), whose breach may prevent the Company or any of the Group Companies from conducting the Business as conducted as of the Signing Date, shall be true and correct in all material respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as the Closing Date; provided, however, that this condition to Closing will be deemed to have been satisfied so long as any and all breaches of or inaccuracies in the representations and warranties above as of the Closing Date could not, individually or in the aggregate, be reasonably expected to result in an adverse effect on the Company and the Group Companies involving losses of Euro 5,000,000.00 or more.

(b)	No suit or proceeding not disclosed in any Schedule or Exhibit attached to this Agreement by any governmental or regulatory commission (other than the Antitrust Authority) or by any shareholder or creditor of Seller shall be pending on the Closing Date that materially challenges the transactions to be consummated pursuant to this Agreement.

(c)	Prior to or at the date of the Closing Date, the purchase and sale of the Equity Interest pursuant to this Agreement shall have been approved, cleared or granted an exemption by the Antitrust Authorities in Macedonia and Serbia, to the extent that any such approval, clearance or exemption is required, or all relevant waiting periods having expired without the purchase and sale of the Equity Interest contemplated herein being prohibited by the Macedonian and Serbian Antitrust Authorities.

(d)	No Material Adverse Effect shall have occurred.

(e)	The Management Agreement shall have been executed on or prior to Closing.

(f)	Prior to or at the date of the Closing Date, the Termination Letter shall have been sent, if so requested by Purchaser, in accordance with the terms and conditions of Section 6.9 (Covenant relating to Iranian Agreement).

4.2	Conditions Precedent in favor of Seller. The obligations of Seller to proceed with the Closing and to consummate the transactions contemplated by this Agreement is subject to the satisfaction, unless waived in writing by Seller, on or before the Closing, of the conditions precedent (hereinafter referred to as “Seller Conditions Precedent”):

(a)	The representations and warranties made by Purchaser to Seller pursuant to Sections 7.1.1 (Organization, Qualification and Corporate Power); and 7.1.4 (Financial Capability) of this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as the Closing Date.

(b)	No suit or proceeding by any governmental or regulatory commission (other than the Antitrust Authority) by any shareholder or creditor of the Purchaser shall be pending on the Closing Date that materially challenges the transactions to be consummated pursuant this Agreement.

(c)	The Management Agreement shall have been executed on or prior to Closing.

4.3	Effects. If any of Purchaser Conditions Precedent or Seller Conditions Precedent are not satisfied or waived in accordance with the above provisions on or prior to July 31, 2008 or October 31, 2008, as the case may be, then (unless otherwise agreed in writing by the Parties) Section 10.8 (Termination) shall govern.

ARTICLE 5

Closing

5.1	Closing and Closing Date. The Closing shall take place at the offices of Gianni, Origoni, Grippo & Partners in Milan, Italy, at Piazza Belgioioso 2, or at such other place mutually agreed upon in writing on: (i) June 30, 2008 if all the conditions precedent to Closing under Sections 4.1 and 4.2 are satisfied or waived prior to June 30, 2008 (other than those which are to be satisfied or waived at Closing), or (ii) the last day of the month in which all the conditions precedent to Closing under Sections 4.1 and 4.2 are satisfied or waived, if all such conditions precedent are satisfied or waived after June 30, 2008 (other than those which are to be satisfied or waived at Closing), or, in any event, within the deadline set forth in Section 10.8 (Termination) (hereinafter referred to as the “Closing Date”).

5.2	Closing Date Actions and Deliveries by Seller. In addition to any other action to be taken and to any other instrument to be executed or delivered pursuant to this Agreement on or prior to the Closing Date, on the Closing Date, simultaneously with the receipt by Seller of satisfactory evidence that irrevocable instructions for the payment of the Purchase Price to the bank account to be specified by Seller in accordance with Section 3.5 (Payments) have been given by Purchaser and confirmation by the relevant bank that such irrevocable instructions of Purchaser have been duly processed, Seller shall take the following actions and shall deliver to Purchaser the following documentation:

(a)

endorsement in favor of Purchaser of the share certificates representing the Equity Interest by way of girata certified by a Notary public, bank officer or other person under and for purposes of article 2355, 3rd paragraph, ICC, or execute such instruments or documents and do such other things as are necessary, under Italian law, to transfer to Purchaser good and marketable title to the Equity Interest free and clear of any Liens and to cause Purchaser to be registered in the Shareholders’ Book of the Company as owner of the Equity Interest;

(b)	deliver to Purchaser copies of the resolutions of the relevant corporate body (certified to be in conformity by a representative deemed to be fit to do so) of Seller, authorizing Seller to execute and perform its obligations under this Agreement, as well as all other documents under this Agreement requiring signature by Seller;

(c)	deliver to Purchaser a copy of the current by-laws of the Company and each Group Company certified by an appropriate officer of the relevant company and the corporate books of the Company and;

(d)	deliver the certificates individually and specifically listed in Exhibit 5.2(d) dated as of a date as close to the Closing Date as is reasonably practicable;

(e)	cause all members of the board of directors and use its reasonable efforts to cause all statutory auditors (both permanent and alternate) of the Company and of the Group Companies to submit and deliver their resignation letters (in the form attached hereto as Exhibit 5.2(e) and copies of which shall be delivered to Purchaser by Seller), effective as of the Closing Date, whereby they resign or otherwise cease from office with effect from Closing and confirm that they have no claims for compensation for termination, loss of office, unpaid remuneration or otherwise;

(f)	cause the shareholders’ meeting of the Company and of the Group Companies to resolve upon (1) the appointment of new members of the board of directors and new statutory auditors (where required) of the Company and of the Group Companies in lieu of those who shall have resigned from their office pursuant to point (e) above, all in accordance with the Purchaser’s instructions to be notified in writing to Seller at least three (3) Business Days prior to the Closing Date; and (2) if requested by Purchaser, the approval of new by-laws, a draft of which shall be delivered by Purchaser to Seller at least three (3) Business Days prior to the Closing Date;

(g)

deliver to Purchaser an executed copy of the lease agreement – between Seller, as lessor, and the Company, as lessee – having as its subject matter part of the Real Estate Property located in Camisano (Italy) – namely the industrial shed and offices (including other appurtenances) all identified at the Borough New Land Register of Camisano, Sheet 8, Parcel 186, Sub. 504 (hereinafter referred to as the “Leased Property”) – substantially in the form attached as Exhibit 5.2(g), which shall automatically become effective immediately following completion of the Real Estate Transaction in relation to the site of Camisano. To this respect, Purchaser acknowledges that – before the date of this Agreement – the Company started the actions – including the execution of a contract (appalto) with

Precompressi S.r.l. (hereinafter referred to as the “Contract”) – necessary to carry out certain building works in the industrial land (hereinafter referred to as the “Construction”) – identified at the Borough New Land Register of Camisano, Sheet 8, Parcel 236 and 238 – neighboring to the Leased Property and that the Construction shall be continued by Seller. Therefore, Purchaser undertakes to cause the Company to perform any action requested or appropriate to transfer (voltura) to Seller the existing building permits (as well as any other possible administrative documents) currently registered in the name of Company and to assign (cessione) the Contract – prior to the obtainment of the consent of Precompressi s.r.l.– and other possible agreements related thereto to the extent permitted by law and pursuant to the terms and conditions provided therein; and

(h)	execute the Escrow Agreement.

5.3	Closing Date Actions and Deliveries by Purchaser. In addition to any other action to be taken and to any other instrument to be executed or delivered pursuant to this Agreement on or prior to the Closing Date, on the Closing Date, Purchaser shall, concurrently with the actions taken by Seller pursuant to Section 5.2 (Closing Date Actions and Deliveries by Seller) above, take the following actions and shall deliver to Seller the following documentation:

(a)	pay, or cause to be paid, to Seller the Purchase Price - in accordance with Sections 3.2.1 (Purchase Price –Escrow) and 3.5 (Payments) above - to the bank account to be specified by Seller pursuant to Section 3.5 (Payments) in accordance with the applicable provisions of this Agreement pursuant to the modalities set forth in Section 3.5 (Payments);

(b)	pay (or cause to be paid) - immediately at Closing or within 5 (five) Business Days from Closing - by the appropriate local entities or persons and in the appropriate manner any stamp, transfer or similar taxes or charges however levied by any Governmental Authority on the transfer of the Equity Interest, to be incurred in relation to such transfer and the notarial fees relating thereto;

(c)	deliver to Seller certified copies of the resolutions of the Board of Directors of the Purchaser, authorizing Purchaser to execute and perform its obligations under this Agreement, as well as all other documents under this Agreement requiring signature by Purchaser; and

(d)	execute the Escrow Agreement and deposit the Escrow Amount to the Escrow Account.

5.4	Sale of Real Estate Property.

(a)

At Closing, or as soon as practicable after Closing, as the case may be, Purchaser shall cause the Company to sell to Seller, and Seller shall purchase, all right, title and interest in the Real Estate Property free and clear of any Lien in exchange for the cancellation of the Notes. In connection with the transfer, Seller and the Company shall execute such instruments or documents and take such actions as are necessary, under any applicable

Law, to transfer to Seller good and marketable title, to the Real Estate Property (hereinafter referred to as the “Real Estate Transaction”).

(b)	At Closing, Purchaser shall cause the Company to sell to Seller, and Seller shall purchase, all right, title and interest in the Real Estate Property located in Camisano as indicated in Exhibit A-3 attached hereto, free and clear of any Lien in exchange for the cancellation of the relevant Notes.

(c)	As soon as practicable after Closing, Purchaser shall cause the Company to sell to Seller, and Seller shall purchase, all right, title and interest in the Real Estate Properties located in Warsaw, Milan and Romanengo as indicated in Exhibit A-3 attached hereto, free and clear of any Lien in exchange for the cancellation of the relevant Notes.

(d)	Seller undertakes to provide Purchaser with all the information and, upon Purchaser’s request, the copy of the documentation concerning the transfer of the Real Estate Property and the cancellation of the Notes at least 7 (seven) Business Days prior to Closing, with respect to the Real Estate Property located in Camisano; and at least 3 (three) Business Days prior to Closing or the envisaged date of the transfer, with respect to Real Estate Properties located in Warsaw, Milan and Romanengo-.

(e)	All costs and expenses relating to the Real Estate Transaction shall be borne by Seller including transfer fees, registration tax, cadastral tax, mortgage tax and VAT.

5.5	Additional Information and Documents. Seller and Purchaser shall, on request, on and after the Closing Date, cooperate with one another by providing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the Parties or their counsels to consummate or otherwise implement the transactions contemplated by this Agreement.

5.6

Single Transaction and Timing of Real Estate Transaction. All of the actions, executions, productions, remittances and deliveries under the above Sections 5.1 (Closing and Closing Date), 5.2 (Closing Date Actions and Deliveries by Seller) and 5.3 (Closing Date Actions and Deliveries by Purchaser) provided to be taken and made at Closing on the Closing Date shall be regarded for the purpose of the Closing as a single transaction, so that, at the option of the Party having an interest in carrying out the relevant action, no action, execution, production, remittance and delivery constituting the Closing shall be effective unless all other actions, executions, productions, remittances and deliveries constituting the Closing shall be fully and regularly performed in accordance with the provisions of this Agreement. For the purposes, the Parties hereby already express their agreement in relation to the granting, if necessary, of joint irrevocable mandates in their mutual interest to a third party of their mutual satisfaction, in order to perform, in their name and behalf, the actions, executions, productions, remittances and deliveries provided under the above Sections 5.1 (Closing and Closing Date), 5.2 (Closing Date Actions and Deliveries by Seller) and 5.3 (Closing Date Actions and Deliveries by Purchaser). The actions contemplated in Section 5.4 (Sale of the Real Estate Property) shall occur on the Closing Date or, only with respect to the Real Estate Properties located in Warsaw, Milan and Romanengo, as soon as possible after Closing.

ARTICLE 6

Covenants

6.1	Access. Seller agrees to cause the Company and each of the Group Companies to allow Purchaser and its directors, officers, employees, representatives, counsels and/or advisors (hereinafter referred to as the “Purchaser Representatives”) reasonable access during normal business hours on Business Days throughout the period prior to the Closing, as Purchaser and Purchaser Representatives may reasonably request, to the premises, facilities, plants, machinery, equipment, inventories, directors, officers, personnel (limited to the executives and middle managers), books, records, data and other documents and information of the Company and of the Group Companies. It is expressly agreed upon by the Parties that the Purchaser shall have no access to and shall not contact in any manner whatsoever customers of the Company and of the Group Companies unless such contacts have been previously expressly approved in writing by Seller.

6.2	Conduct of the Company and the Group Companies. From the Signing Date to the Closing Date, except as may be expressly agreed by Purchaser and except as is expressly permitted under this Agreement, Seller shall and/or, as applicable, shall cause the Company and the Group Companies to:

(a)	conduct their business in the ordinary and usual course, consistent with past practices;

(b)	maintain the current insurance polices on all their properties, real and personal, owned or leased; and use, operate, maintain and repair all such properties in the ordinary course of business;

(c)	refrain from doing any act or omitting to do any act, or permitting any act or omission, that shall cause a breach of any material agreement, contract, commitment of the Company or of the Group Companies, having a value exceeding Euro 100,000.00 (one hundred thousand) in the aggregate;

(d)	not solicit, encourage, any inquiries or proposals (other than the transaction contemplated hereby) for the acquisition of (i) part or all of the capital stock or other equity interest in the Company or in any of the Group Companies owned by Seller, the Company or any other Group Company as of the Signing Date; or (ii) part or all of the assets of the Company or of the Group Companies except for sales of inventory in the ordinary course of business consistent with past practice;

(e)	maintain and keep the facilities, machinery and equipment of the Company and of the Group Companies that are necessary to the operation of the business being conducted by the Company and the Group Companies in normal operating condition and repair, except for ordinary wear and tear;

(f)	not permit or, not consent or promote, the merger or consolidation of the Company and any Group Company with any other Person;

(g)	consult with Purchaser regarding all significant transactions relating to the business of the Company or of the Group Companies, for an amount in excess of Euro 500,000.00 (five hundred thousand);

(h)	not allow the Company and any of the Group Companies, or not consent or promote, to:

(i)	amend any of its by-laws;

(ii)	incur any indebtedness in excess of Euro 150,000.00 (one hundred fifty thousand) except for any trade payables in the ordinary course of business;

(iii)	incur or extend the timing of its payment of any payables outside of the ordinary course of business;

(iv)	change any payment terms of, or change any payment practices with respect to, any payable or receivable; or

(v)	enter into any contract or agreement involving any capital expenditure or undertaking of obligations in excess of Euro 25,000.00 (twenty-five thousand) except for purchase orders and supply orders in the ordinary course of business; however, in the event such purchase or supply orders shall have a duration exceeding one (1) year they shall have to be preauthorized by Purchaser within five Business Days, which shall not be unreasonably withheld;

(i)	not grant any options, warrants or other rights to purchase or obtain any of the capital stock or equity interest of the Company or of the Group Companies, or issue, sell or otherwise dispose of the capital stock of the Company or of the Group Companies;

(j)	not declare, set aside or pay any dividend or distribution with respect to the capital stock of the Company or of the Group Companies, or, except as expressly directed by Purchaser, redeem, repurchase or otherwise acquire shares/quotas of the capital stock of the Company or of the Group Companies;

(k)	not grant any Lien upon any of the assets of the Company or of the Group Companies, except in the ordinary course of Business (including the fulfillment of obligations already assumed);

(l)	not make any loan in excess of Euro 10,000.00 (ten thousand);

(m)

not make any investment in, or acquire any non marketable securities or assets of any other Person in an amount in excess of Euro 50,000.00 (fifty thousand) other than purchase of inventory and supplies in the ordinary course of business of the

Company and of the Group Companies;

(n)	not increase the rate of compensation or materially increase the benefits payable or to become payable to any of their directors, officers, employees or self-employed persons (other than raises made in the ordinary course of business or unless such raises are due under applicable labor Laws and regulations or Collective Bargaining Agreements) or make any material change any of the terms of employment of any of their directors, officers or employees; and

(o)	promptly notify Purchaser in writing:

(i)	of the occurrence of any event that has resulted in, or could be reasonably expected to result in a Material Adverse Effect;

(ii)	if the Company or any of Group Companies is clearly advised that any of the customers of the Company or of the Group Companies intends to cease doing business or reduce the amount of goods or services purchased from the Company or any of the Group Companies or intends to decrease the prices applied because of the transactions contemplated by this Agreement or the announcement thereof; or

(iii)	if the Company or any of the Group Companies is clearly advised that any supplier to the Company or the Group Companies intends to cease doing business with the Company or any of the Group Companies or materially reduce the amount of goods sold to the Company or the Group Companies or intends to increase the prices applied because of the transactions contemplated by this Agreement or the announcement thereof.

(p)	not initiate any new litigation or claim against any customer or pursue any existing litigation or claim against Trenitalia, without Purchaser’s prior consent.

Solely for the purposes of this Section 6.2 (Conduct of the Company and the Group Companies), Purchaser shall appoint Mr. Chuck Kovac as Purchaser’s representative who shall be promptly available to consider and either approve or deny any actions requested by Sellers under provided for by this Section 6.2 (hereinafter, the “Interim Period Purchaser Representative”). Seller shall send a written notice to the Interim Purchaser Representative (copy to Mr. R. Mark Cox) requesting approval for Seller, the Company or any Group Company to take any action during the period from the date of this Agreement until the Closing that are not permitted under Section 6.2. For purposes of this Section 6.2, written notice may be provided by email. In the event that the Interim Period Purchaser Representative fails to respond to the request within 5 (five) Business Days from the date of the receipt of the relevant written notification by Seller, then such request shall be deemed to have been irrevocably and fully accepted and approved by Purchaser.

6.3	Consents.

(a)	Purchaser and Seller covenant and agree to pursue diligently all consents or approvals required from any Person or Governmental Authority as may be necessary to consummate the transactions contemplated by this Agreement.

(b)	As soon as is reasonably practicable after the date of this Agreement (but in any event no later than 5 (five) Business Days, with reference to both Serbia and Macedonia—after the date of this Agreement, Purchaser shall duly and properly file with the relevant Antitrust Authority the notification required by the relevant Serbian and Macedonian Antitrust Law respectively, the Serbian Law on Protection of Competition, adopted on 14 September 2005 (Official Gazette of the Republic of Serbia no. 79/2005), and the Macedonian Law on Protection of Competition, adopted on 11 January 2005 (Official Gazette of the Republic of Macedonia no. 04/05). Purchaser shall provide copies of all such documents to Seller prior to filing and, if requested, shall accept all reasonable additions, deletions or changes suggested in connection therewith. Seller shall furnish to Purchaser all information required for any such filing. Seller and Purchaser will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with the filings above or any additional inquiries by the relevant Antitrust Authority. Each of Seller and Purchaser agree to consider in good faith any actions necessary to resolve objections, if any, as may be asserted by any Antitrust Authority with respect to the transactions contemplated by this Agreement.

(c)	Purchaser agrees to indemnify Seller for any costs, expenses, losses or liabilities that the latter should sustain to the extent the Antitrust Authority has imposed remedies to be undertaken by Seller in connection with the purchase and sale of the Equity Interest.

(d)	In case the Antitrust Authority has imposed remedies to be undertaken by Purchaser in connection with the purchase and sale of the Equity Interest, Purchaser shall be entitled to either (i) not close this Agreement, or (ii) close this Agreement pursuant to the same terms and conditions hereof (including the Purchase Price).

(e)	With particular reference to Serbia, should the relevant clearance be not granted by the relevant Antitrust Authority, the Parties shall agree to negotiate in good faith any necessary amendment to the terms and conditions of this Agreement in order to consummate the transactions contemplated hereby, provided that such amendments shall not imply a material change of arrangements herein contained or any material expenditure or an increase of the risk of either Party.

(f)	Seller is entitled to cause the sale/disposal by MZT Hepos of its participation in Hepos KTB before the Closing at its own costs and expenses.

(g)	Should the sale/disposal under letter (e) above occur, upon completion of the relevant sale/disposal process (which shall be proved by MZT Hepos with evidence satisfactory to the Purchaser), Purchaser shall take all necessary steps and actions (including the filing of the relevant documentation) in order to withdraw Purchaser’s request for clearance filed with the Serbian Antitrust Authority. Upon receipt by Purchaser of a written confirmation by the Serbian Antitrust Authority approving the Purchaser’s request of withdrawal, then, the condition precedent under Section 4.1.(c) (Serbian Antitrust Clearance) shall be deemed fully and irrevocably satisfied.

6.4	Representations and Warranties. Each of Seller and Purchaser shall not take any action that would result in any of its respective representations and warranties not being true in all material respects on the Closing Date. Seller and Purchaser shall use best efforts to cause the fulfillment at the earliest practicable date of all the conditions to its respective obligations to consummate the sale and purchase under this Agreement. Seller and Purchaser shall promptly notify to each other in writing should they become aware of the existence or occurrence of any condition which would make any representation or warranty in this Agreement untrue, any breach of any covenant of Seller or Purchaser in this Agreement or which might prevent or delay the Closing.

6.5	Duty of Confidentiality.

6.5.1	Until Closing, each Party undertakes: (i) to keep confidential all information delivered or disclosed (whether orally or in writing) to the other Party in connection herewith with a level of care and attention which is not less than that used to protect confidential information and documentation relating to such Party’s own companies; and (ii) not to disclose any of the foregoing to any Person without the previous written consent of the other Party, except and only to the extent required by applicable Law or by any Governmental Authority (including without limitation any regulatory or stock exchange authority having jurisdiction on any of the Parties) or such information has become public through no fault of the Party who receives it.

6.5.2	For a period of 1 (one) year from the date hereof, Seller shall keep strictly confidential and shall not use, directly or indirectly, any of the information concerning Purchaser that it has received or receives in its capacity as Party to this Agreement and shall cause its officers, employees and consultants to whom such information has been disclosed for the purposes of this Agreement to comply with such commitment. Seller shall exercise all necessary precautions to safeguard the confidentiality and secrecy of such information and to prevent the disclosure thereof.

6.5.3

For a period of 1 (one) year from the date hereof, Purchaser shall keep secret and confidential any confidential information concerning the personal business and affairs relating to the Poli family that Purchaser has received or receives as a result of this Agreement or of any investigations made in connection herewith or otherwise and shall cause its officers, employees and consultants to whom such information has been disclosed for the purposes of this Agreement to comply with such commitment. Purchaser shall exercise all necessary precautions to safeguard the confidentiality and secrecy of such information and to prevent the disclosure thereof.

6.5.4	The Parties shall not be deemed in breach of Section 6.4 (Representations and Warranties) by virtue of any disclosure made pursuant to the provisions or requirements of any applicable Law or any rule issued by any regulatory or stock exchange authority having jurisdiction on any of the Parties.

6.6	Covenants relating to MZT Hepos. All fees, expenses and charges related to the privatization process of the land where MZT Hepos is currently conducting its business (as defined under Exhibit 6.6(i) (MZT Hepos Land)) – in accordance with the Law on Privatization and Lease of State-owned Construction Land (Official Gazette of the Republic of Macedonia no. 4/05 and no. 13/07) and the decree on the amount of fees for privatization of construction land from July 1, 2007 – and those deriving from the registration in the “possession list” and the “property list” at the Cadastral register as user of the land as well as those connected with the procedure for determining the full ownership of the buildings and recording of the buildings in the property list in the Cadastral register (as identified under Exhibit 6.6(ii) (MZT Hepos Buildings)) (including the payment of any taxes, including the communal tax) – in accordance with Law on Construction Land (“Official Gazette of the Republic of Macedonia no. 53/2001) and the Rulebook for calculating the costs for organizing construction land from October 2, 2001 – shall be entirely borne by Purchaser. Similarly, all costs and expenses connected to the law suit initiated by MZT Hepos in connection with the determination of its right to use the above land and the denationalization procedure shall be entirely borne by Purchaser.

6.7	Covenants relating to Mandatory Tender Offer.

(a)	The Parties hereby acknowledge and agree that—in the event that any transactions contemplated by this Agreement trigger, in any manner whatsoever, a mandatory tender offer on the outstanding shares of MZT Hepos, regardless of the effective modalities pursuant to which said tender offer should be promoted under applicable law(s), any debt, cost, loss, amount incurred and/or suffered by the Company and any Group Company arising from and/or in relation to the purchase of any shares of MZT Hepos pursuant to the above tender offer (i) shall not be taken into account and shall be disregarded for the purpose of calculation of the Closing Date Net Debt and the Net Debt and that, as a consequence (ii) shall not have any impact on the calculation of the Purchase Price.

(b)

In the event under letter (a) above, the Parties further acknowledge and agree that any action to be implemented, any authorization, consent or approval to be required, any document to be filed by the Seller, the Company and/or any Group Company in connection with the above tender offer, regardless of the effective modalities pursuant to which said tender offer should be promoted under applicable law(s), shall be the sole responsibility of Purchaser and any fees, charges and expenses in connection with the above shall be exclusively borne by

Purchaser.

6.8	Covenant relating to Camisano and Skopje Site. [INTENTIONALLY DELETED]

6.9	Covenant relating to Iranian Agreement.

(a)	Immediately after the execution of this Agreement, Seller shall cause MZT Hepos to use its best efforts to terminate before the Closing Date the sale representative agreement entered into with Mr. Nader Ghalandari Safavi, Mr. Shahram Sanayei Lotfabadi and M. Abdulrahman Samadi, as sales representatives (hereinafter, the “Iranian Sale Representatives”), on May 10, 2006, relating to the promotion and sale of the MZT Hepos products in Iran (hereinafter referred to as the “Iranian Agreement”). In this respect, after the execution of this Agreement, and prior to the Closing Date, Seller agrees to pay, or cause the Company or any Group Company, to pay any amounts payable under the terms of the Iranian Agreement related to services or products provided under Iranian Agreement and undertakes to complete any outstanding orders and to refuse any new orders from the Iranian Sale Representatives.

(b)	For the purposes of achieving the above termination, Seller shall consult with and inform, and shall cause MZT Hepos to consult with and inform, Purchaser on the actions to be taken in order to terminate the Iranian Agreement before the Closing Date.

(c)	In the event that Seller does not receive written evidence of termination of the Iranian Agreement by June 15, 2008, then Purchaser shall be entitled to ask Seller to send the Termination Letter prior to June 25, 2008. Should no request in writing of delivering the Termination Letter be received by Seller within the above June 25, 2008 deadline, the condition precedent under Section 4.1(f) of this Agreement (Delivery of the Termination Letter) shall be deemed fully and irrevocably satisfied.

(d)	For the sake of clarity, it is understood that the condition precedent under Section 4.1(f) of this Agreement (Delivery of the Termination Letter) shall be deemed fully and irrevocably satisfied upon the delivery by Seller of the Termination Letter, regardless of the circumstance that the Iranian Agreement is not terminated before Closing.

The Parties expressly agree that, except for the amount to be paid by Seller, the Company or any Group Company under Section 6.9(a) above, all costs, fees and disbursements due in connection with the termination of the Iranian Agreement (including, without limitation, any possible amount to be paid to the Iranian Sale Representatives and those connected to any possible claim or proceeding by the Iranian Sale Representatives in connection with the termination of the Iranian Agreement) shall be entirely borne by Purchaser.

6.10	Term Sheet for Mr. G.A. Poli and Term Sheet for Poli Family Members

(a)	After the execution of this Agreement, Purchaser shall cause the Company, before or at Closing, to execute the Management Agreement with Mr. Giuseppe Alfredo Poli on the basis of the terms and conditions of the Term Sheet for Mr. G.A. Poli. It is understood among the Parties that the Management Agreement shall not contain any further provisions other than the ones provided by the Term Sheet for Mr. G.A. Poli, with the exception of those provisions mandatory required by the National Collective Bargaining Agreement for Dirigenti in the industrial sector (hereinafter referred to as the “NCBA Dirigenti”) or by the applicable laws. In particular, the Management Agreement shall not contain provisions which (i) worsen the provisions of the Term Sheet for Mr. G.A. Poli or (ii) are in breach of the NCBA Dirigenti or (iii) increase the obligations to be borne by Mr. Giuseppe Alfredo Poli or (iv) in any way limit his rights and entitlements as provided in the Term Sheet for Mr. G.A. Poli.

(b)	After the execution of this Agreement, Purchaser shall cause the Company, before or at Closing, to grant Mr. Francesco Poli, Mr. Mario Poli, Mr. Cristiano Poli, Mr. Alessandro Poli, Mr. Giancarlo Poli, Mr. Alberto Poli and Mr. Paolo Poli the qualification and job title (or function), compensation and benefits, described, for each of them, under the Term Sheet for Poli Family Members. Such terms and conditions can not be changed.

ARTICLE 7

Representations and Warranties

7.1	Representations and Warranties by Purchaser. Purchaser hereby makes the following representations and warranties to Seller.

7.1.1	Organization, Qualification and Corporate Power. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with corporate powers and authority to own properties and to conduct its business as currently conducted.

7.1.2	Power and Authority of Purchaser. Purchaser has full power and authority to enter into this Agreement and any other agreement or instrument contemplated herein and shall have taken all requisite corporate action to enter into this Agreement and to consummate the transactions contemplated herein.

7.1.3	Binding Effect. This Agreement has been duly executed by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms. Purchaser is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except as contemplated by this Agreement.

7.1.4

Financial capability. Purchaser (i) has adequate and sufficient funds available to pay the Purchase Price and any expenses incurred by Purchaser in connection with the transaction contemplated by this Agreement; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations hereunder; and (iii) has not incurred in any obligation, restriction or liability of any kind, absolute or contingent, which would materially impair or adversely affect such resources and capabilities.

7.1.5	No conflict. Neither the execution and delivery by Purchaser of this Agreement nor the consummation of the transaction contemplated herein will conflict with, or result in a breach of, any provision of the articles of incorporation or by-laws of Purchaser, or any material agreement or instrument by which is bound, nor will violate any order, judgment, award, writ, injunction, decree, statute, rule or regulation applicable to Purchaser.

7.1.6	Accuracy as of the Closing Date. The representations and warranties of Purchaser contained herein shall be true and correct also as of, and as though made on, the Closing Date.

7.2	Representations and Warranties by Seller. Seller hereby makes the following representations and warranties on which Purchaser has relied in executing this Agreement and entering into the transactions contemplated herein. The Parties agree that the representation and warranties are independent contractual warranties and are not subject to the provisions of article 1495 ICC. Seller shall not be liable under the representations and warranties set forth in this Section 7.2 in respect of any act, contract, action, event or circumstance disclosed in, or referred to, or resulting from any Schedule or Exhibit attached to this Agreement irrespective of whether the relevant Schedule or Exhibit is expressly referred to by the relevant representation and warranty.

7.2.1	Organization, Qualification and Corporate Power. Except for Hepos Inzenering, each of Seller, the Company and the Group Companies is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was incorporated. Each of Seller, the Company and the Group Companies is duly authorized to conduct business as presently conducted and is in good standing under the Laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification.

7.2.2	Power and Authority of Seller. Seller has full power and authority to enter into this Agreement and any other agreement or instrument contemplated herein and has taken all requisite corporate action to enter into this Agreement and to consummate the transaction contemplated herein.

7.2.3

Binding Effect; No Conflict. This Agreement has been duly executed by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms. None of Seller, the Company or any Group Company is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or Governmental Authority in order to consummate the transactions contemplated by this Agreement, and no consent or approval of any Person is required for Seller to enter into this Agreement or any other agreement or instrument contemplated in this Agreement or to consummate the transactions contemplated herein or therein.

7.2.4	Capitalization of the Company and of the Group Companies.

(a)	The holding structure of the Company and of the Group Companies is set forth on Exhibit A-1; none of the Company nor any of the Group Companies own any capital stock or other equity interest in, or have the right or obligation to purchase or pay up any capital stock or other equity interest in, any other Person.

(b)	Except for the pre-emption right provided for by the Law on Business Companies (Published in the Official Gazette of the Republic of Serbia no. 125/04) with respect to Hepos KTB, the stock capital of the Company and each Group Company is validly issued, fully paid and is not subject to any rights of first refusal, pre-emption right, option right or prohibitions or limitations upon transfer and there are no voting trust agreements or other contracts, agreements or arrangements restricting voting, management or dividends rights or transferability.

(c)	Seller owns and has, and on Closing Date shall own and shall have, good and valid title to the Equity Interest free and clear of any Lien. On the Closing Date, Purchaser shall own the Equity Interest free and clear of any Lien.

7.2.5	Financial Statements. Except as set forth in Schedule 7.2.5 hereof, the Financial Statements (i) are true and correct in all material respects, (ii) have been prepared in accordance with the relevant books and records, (iii) have been prepared in accordance with the Accounting Principles consistently applied, and (iv) fairly present the financial position of the Company and of the Group Companies as of the dates indicated and the results of operations, shareholders’ equity and cash flow of the Company and of the Group Companies for the periods indicated. Except as set forth in Schedule 7.2.5 hereof, the books and records of the Company and of the Group Companies accurately and fairly reflect, in all material respects, all the transactions to be recorded therein in accordance with the applicable Laws and the Accounting Principles.

7.2.6	Absence of Undisclosed Liabilities. Except as disclosed in Schedule 7.2.6, as of December 31, 2007, the Company and the Group Companies shall have no debts or liabilities which have been incurred on or prior to December 31, 2007, and which should have been reflected in the Financial Statements referred to such date according to the Accounting Principles and were not so reflected, other than any liabilities incurred after the date of the Financial Statements as a result of the ordinary course of business.

7.2.7	Receivables. Except as disclosed in Schedule 7.2.7, no fact or circumstance exists which would result in the in-collectability of any Accounts Receivables. With reference to the Accounts Receivables, there is no contest, claim, defence or right of setoff pending, other than returns in the ordinary course of business, under any contract with any account debtor of an account receivable relating to the amount or validity of such account receivable.

7.2.8	No Change. Since December 31, 2007, the Business has been operated in the ordinary course of business consistent with past practice and no change has occurred with respect to the Business that has resulted in or could reasonably be expected to result in a Material Adverse Effect.

7.2.9	Taxes.

(a)	The Company and each of the Group Companies has, in a timely manner (within any applicable extension periods, including retroactive extensions such as “ravvedimento operoso” and, where applicable, tax amnesties), paid all Taxes, due pursuant to tax Law applicable to the Company and the Group Companies (hereinafter referred to as the “Tax Laws”). The Company and each of the Group Companies have made all withholdings required by the Tax Laws, and has paid over to the appropriate Governmental Authorities the amounts due within the time periods provided for by the Tax Laws.

(b)	The Company and each of the Group Companies have filed, in a timely manner (within any applicable extension periods, including retroactive extensions such as “ravvedimento operoso” and, where applicable tax amnesties), all annual corporate tax returns (hereinafter referred to as the “Tax Returns”) prescribed by applicable Tax Laws. The Tax Returns have been prepared in accordance with the Tax Laws, are correct and complete in all material respects, and accurately state taxes due by the Company and the Group Companies. All taxes shown as due on the Tax Returns have been paid.

(c)	Except as disclosed under Schedule 7.2.9 (c), there is no pending or threatened litigation, nor have assessments been issued, nor are there any inspections or other actions being conducted by tax authorities or by any other governmental authority regarding asserted violations of Tax Laws by the Company and the Group Companies, which, in the event of an adverse result, could lead to the application of sanctions for the Company and the Group Companies.

7.2.10	Assets and Inventory.

(a)

The Company and the Group Companies own or have the right to lease, use or license all of the assets, tangible and intangible, and properties listed in Schedule 7.2.10(a)(i) and such assets and properties are sufficient to operate the Business in the manner presently operated by the Company. Except as disclosed under Schedule 7.2.10(a)(ii), the assets are sufficient for the purposes for which such assets are currently used or are held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear). Except for the leases and licensed assets listed on Schedule 7.2.10(a)(iii), the Company and the Group Companies own good and transferable title to all of the assets included in Schedule 7.2.10(a)(i) free and clear of any Liens.

(b)	The inventories of the Company and of the Group Companies as reflected in the Financial Statements consist of a quality and quantity usable and, with respect to finished goods, saleable in the ordinary course of business, and do not include obsolete, non saleable or non usable items for an amount exceeding Euro 600,000.00. For purposes of the foregoing and of the Target Working Capital, “obsolete” items shall mean any items that have not moved within the past 10 (ten) years.

7.2.11	Real Property.

(a)	The Group Companies have possession over the real estate property (hereinafter referred to as the “Possessed Real Property”) listed in Schedule 7.2.11(a) attached hereto.

(b)	The Company and the Group Companies have entered into the lease agreements (hereinafter referred to as the “Leases”) listed in Schedule 7.2.11(b) attached hereto for certain real estate property (hereinafter referred to as the “Leased Real Property”).

(c)	Except as disclosed under Schedule 7.2.11(c), neither the Company nor any of the Group Companies is party to, or under any agreement or commitment to become party to, any lease with respect to real property used in the relevant businesses, other than the Leases. With respect to each Lease, with respect to the Company and the Group Companies: (i) all rents have been paid in accordance with the terms and conditions of each Lease; (ii) neither the Company, nor the Group Companies nor the lessors under any of the Lease has brought any actions vis-à-vis the relevant contractual relationships referred to the leased properties.

(d)	Except as disclosed under Schedule 7.2.11(d), the Possessed Real Property is free and clear of any Lien and there are no outstanding options or rights of first refusal to purchase the Possessed Real Property.

(e)	The Company is the owner of the Real Estate Property listed in Exhibit A-3 free and clear of any Lien.

7.2.12	Intellectual Property

(a)

The Company and the Group Companies own and are licensed to use only the patents, patent applications, trademarks, trademark applications, trade names, know-how, trade secrets, technologies and all computer software

(including data bases and related documentation) (the “Intellectual Property Rights”) listed in Schedule 7.2.12(a) attached hereto. Schedule 7.2.12(a)(i) contains a list of the Intellectual Property Rights owned by third parties and used by the Company and the Group Companies in the conduct of the Business and a list of the applicable license or contract providing for such license. The Intellectual Rights listed on Schedule 7.2.12(a) are in full force and effect and shall constitute all of the Intellectual Property Rights sufficient to conduct the Business as it is currently conducted.

(b)	All owned Intellectual Property is free and clear from any and all Liens.

(c)	Neither the Company nor the Group Companies have received written notices alleging that neither the conduct of the Company nor of any Group Company has infringed or currently is infringing any intellectual property rights of third parties.

(d)	Except as disclosed under Schedule 7.2.12(d), to the knowledge of Seller, no third party has infringed or misappropriated (or currently is infringing or misappropriated) any Intellectual Property Rights owned by the Company or any Group Company which relates to the Business, and, to Seller’s knowledge, there are no events which could give rise to such infringements.

(e)	No third parties have any rights to receive from the Company or the Group Companies any royalty, nor are there any other royalty free licenses to which the Company or the Group Companies is a party with respect to the patents (except for Software) or trademarks.

(f)	Neither the Company nor the Group Companies are party to any agreement with any third party limiting or restricting the Company’s and the Group Companies’ right to use the patents or trademarks.

(g)	The Company and the Group Companies own or are licensed to use, on a time basis, the computer software (including data bases) (hereinafter, collectively, referred to as the “Software”) which is used to the conduct of the Business and except as disclosed under Schedule 7.2.12(g) and also except for non customized software readily available from multiple sources, neither the Company nor the Group Companies have to pay any consideration for the use of the Software. To Seller’s knowledge, no Person is interfering with or infringing, and no entity has misappropriated any of the Software. None of the Software infringes upon, is in misappropriation of or otherwise conflicts with any patent or copyright of any third parties.

7.2.13	Contracts.

(a)	All material contracts relating to the Company and the Group Companies

(including any contract with suppliers and customers) are listed on (i) Schedule 7.2.13(a)(i) with respect to real property leases, (ii) Schedule 7.2.13(a)(ii) with respect to third party licenses and (iii) Schedule 7.2.13(a)(iii) with respect to any other material contract of the Company and the Group Companies having a global annual consideration exceeding Euro 100,000.00 (one hundred thousand) (collectively, the “Material Contracts”).

(b)	Each Material Contract is in full force and effect and constitutes the legal, valid and binding obligation of the Company and any Group Companies which is party thereto and the other parties thereto, enforceable in accordance with its terms. Neither the Company nor any Group Company has received, as of the date hereof, any notice that it is in default under any Material Contract.

(c)	Except as disclosed under Schedule 7.2.13(c), no Material Contract may be terminated as a result of the execution of this Agreement.

(d)	Neither the Company nor any Group Company is in default under any Material Contract and no event has occurred which, with the passage of time, would constitute such a default; and, to Seller’s knowledge, no other Person is in default under any Material Contract.

7.2.14	Litigation.

(a)	Except as disclosed under Schedule 7.2.14(a) neither the Company nor any Group Company is subject to any injunction, judgment, order, decree or ruling issued by any court, arbitrators or other Governmental Authority (“Order”).

(b)	Except as disclosed under Schedule 7.2.14(b), there is no pending or, to Seller’s knowledge threatened, action, arbitration, governmental investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative) commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator (hereinafter referred to as the “Proceeding”) by or against the Company or any Group Company that relates to or may affect the Business or any Group Company. No event has occurred or circumstance exists that could clearly give rise to or serve as a basis for the commencement of any such Proceeding.

7.2.15

Product Liability. In the last (3) three years, no claims or demands in writing have been made against the Company or any of the Group Companies alleging injury to individuals or property as a result of the faults or defects of any product manufactured, sold, owned or possessed by the Company or any Group Company. No event has occurred or circumstance exists that could clearly give rise to or serve as a basis for the commencement of any action, suit, proceeding, hearing, charge, complaint against the Company or any Group Company or otherwise relating to the Business giving rise to any liability arising out of any injury to individuals or property as a result of the faults or defects of any product manufactured, sold, owned or possessed by the Company or any Group Company. In the last (3) three years, the Company and the Group Companies have not received any order from any Governmental Authority to recall any products manufactured and delivered by the Company or any Group Company, and there is no pending investigation by any Governmental Authority relating to any of the products manufactured by the Company or any Group Company.

7.2.16	Insurance. Schedule 7.2.16 hereof lists all insurance policies (including policies providing casualty, liability and other forms of insurance) which relate to the Company and any Group Company. The policies of fire, casualty, liability and other forms of insurance in connection with the conduct of the Business are in full force and effect in accordance with their respective terms.

7.2.17	Compliance with Laws. The Business has been and is currently being conducted, and the Company and the Group Companies have been and currently are, in full compliance with applicable (i) contract tender Laws and (ii) anti-mafia Laws.

7.2.18	Licenses and Permits. The Company and the Group Companies have in full force and effect all licenses, permits and other governmental authorizations required for, and that are material to, the operation of the Business. All of such licenses and permits are in full force and effect and shall remain in full force and effect immediately after giving effect to the transactions contemplated in this Agreement.

7.2.19	Environmental Matters.

(a)	Except as indicated in Schedule 7.2.19(a) hereof, the Company and each of the Group Companies have, in all material respects, complied with applicable Environmental Laws. Neither the Company nor any Group Companies has received written notice from any Governmental Authority charged with the enforcement of Environmental Laws of a violation of any requirements of any Environmental Laws.

(a-bis)

Seller hereby recognizes and acknowledges that Purchaser carried out a environmental audit, assessment and investigation on the Camisano site (Italy) (“Acquisition Due Diligence Environmental Health and Safety Assessment of Poli SpA, Italy, 12th May 2008, Final, Issue no. 3, 49313957/LORP0002” and “Acquisition Due Diligence, Phase II, Environmental Due Diligence of Poli SpA, Italy, 12th May 2008, Final, Issue no. 2, 49313957/LORP0004”) and in the Skopje site (Macedonia) (“Acquisition Due Diligence Environmental Health and Safety Assessment of MZT Hepos, Skopje, Macedonia, 12th May 2008, Final, Issue no. 3, 49313957/LORP0001” and “Phase II, Environmental Site Assessment MZT Hepos, Skopje, Macedonia, 9 th May 2008, Final, Issue no. 2, 49313957/LORP0003”) (jointly and collectively referred to as the “URS Report”), whose findings have been disclosed to the Seller.

(i)	The findings of the URS Report (hereinafter referred to as the “Findings”), may not be completely conclusive for the Purchaser and exhaustive for the Company and / or any other Group Company.

(ii)	Purchaser acknowledges Seller’s assertion that the disclosures listed in Schedule 7.2.19(a) and the Findings do not constitute an admission of fault and/or liability by the Company and/or any other Group Company vis-à-vis the environmental situation at the Camisano (Italy) and Skopje (Macedonia) sites. However, in making this acknowledgement, Purchaser does not waive its rights under Section 8.1 (Indemnification Obligation of Seller) and Section 9.5 (Environmental Liability).

(iii)	Without prejudice to points (i) and (ii) above, the Findings and the disclosures contained in Schedule 7.2.19(a) shall constitute the baseline for the purposes of Section 9.5 below (the “Status Quo Ante”).

(b)	There has been no release of any Hazardous Materials, pollutants or contaminants in, on or affecting any properties owned, leased or operated by the Company and the Group Companies other than in accordance with applicable Environmental Laws.

(c)	None of the Company or the Group Companies has received any written notice that any property now owned, operated or leased by the Company or the Group Companies is listed on any list of sites requiring investigation or cleanup; and no lien has been filed against either the personal or real property of the Company or any of the Group Companies under any Environmental Law, regulation promulgated thereunder or order issued with respect thereto.

(d)	Neither the Company nor the Group Companies has produced, distributed or sold any asbestos containing materials nor has it assumed, voluntarily or otherwise, any liability for asbestos containing materials from any predecessor company or other third party.

7.2.20	Employees—Other Self-Employed Persons.

(a)	All labor relationships with the Company and the Group Companies are in compliance with the applicable Law and Collective Bargaining Agreements (including Company Agreements). All obligations deriving from the applicable Collective Bargaining Agreements in force have been duly fulfilled. There are no economic or legal conditions which are not expressed in this Agreement or in contracts or in Collective Bargaining Agreements ruling such labor relationships (in particular, but with no limitation, severance arrangements and fringe benefits).

(b)	Except as disclosed under Schedule 7.2.20(b), the Company and the Group Companies have made all filings and taken all actions required to be made or taken in respect of their respective employees under labor, safety at work and social security Laws.

(c)	All social security and other compulsory contributions due with respect to the employees and self-employed persons have been regularly paid by the Company and the Group Companies.

(d)	The severance indemnity and other indemnities due to the employees by the Company and the Group Companies have been regularly set aside and are properly entered in the respective financial statements.

(e)	No bonus or severance shall become due and payable under any existing agreement between the Company and the Group Companies and any of their employees and self-employed persons as a result of this Agreement or the consummation of the transaction contemplated herein.

7.2.21	Labor Relations. No allegation, charge or complaint of age, disability, sex or race discrimination or similar charge has been made or threatened against the Company or the Group Companies. With respect to the Company and the Group Companies, there is no reasonable basis upon which any such allegation, charge or complaint could be made.

7.2.22	Employee Benefit Plans. Except as disclosed under Schedule 7.2.22, as of the date hereof and at Closing on Closing Date, no employee benefit plans other than statutory employee benefit plans have been, and are, maintained or contributed to by the Company or the Group Companies.

7.2.23	Customers. Except as indicated in Schedule 7.2.23 hereof, the Company and the Group Companies do not have any contract or agreement in effect (directly or through third party agents or distributors), nor accounts receivables, which relate to sales or other contracts with Iran, Sudan, North Korea, Cuba or Siria.

7.2.24	Powers of Attorney. Except as set forth in Schedule 7.2.24, there are no outstanding powers of attorney executed on behalf of the Company or the Group Companies authorizing any Person to assume obligation for the Company or any of the Group Companies having a value in excess of Euro 10,000.00 (ten thousand).

7.2.25	Letters of Intent. During 1 (one) year preceding the execution of this Agreement, neither the Company nor the Group Companies have executed a written letter of intent or written agreement in principle regarding the sale of the assets or of the Business of the Company or of the Group Companies outside the ordinary course of business.

7.2.26

Product Warranty. Each product manufactured, sold or delivered by, and/or in connection with the operation of the Business has been manufactured, sold or delivered in conformity, in all material respect, with the relevant applicable contracts on the basis of which such products have been manufactured, sold or delivered. Except as set forth on Schedule 7.2.26, in the last three (3) years, neither the Company nor any of the Group Companies have received claims or demands in writing concerning any request for replacement or repair of the above products for an amount in excess of Euro 70,000.00 for each year.

7.2.27	Banks. Schedule 7.2.27 hereof contains a true, correct and complete schedule setting forth the names and addresses of all banks, trust companies, savings and loan associations and other financial institutions and post offices at which the Company and the Group Companies maintain any account. Schedule 7.2.27 includes all the account numbers and the names of every persons authorized to draw on such accounts, redeem such certificates or have access to such boxes.

7.2.28	Accuracy as of the Closing Date. The representations and warranties of Seller contained herein shall be true, accurate and correct in all material respects also as of, and as though made on, the Closing Date, except for those representations and warranties that are given as of a certain date, which shall be true and correct as of such date, and except as affected by actions or transactions contemplated herein or otherwise approved in writing by Purchaser or taken or made in the ordinary course of the Company’s and Group Companies’ business. For sake of clarity, upon sale/disposal of Hepos KTB in accordance with Section 6.3 letters (f) and (g), the representations and warranties related to Hepos KTB shall be no longer applicable and therefore Purchaser shall not be entitled to seek any indemnification for any breach of the above representations and warranties, in accordance with Section 8.1 of this Agreement (Indemnification obligation of Seller).

7.2.29	Qualification on Knowledge of Seller.

(a)	Except as expressly provided therein, none of the representations and warranties of Seller set forth in Sections 7.2.1 (Organizations, Qualifications and Corporate Power), 7.2.2 (Power and Authority of Seller), 7.2.3 (Binding Effect; No Conflict); 7.2.4 (Capitalization of the Company and of the Group Companies); 7.2.5 (Financial Statements); 7.2.6 (Absence of Undisclosed Liabilities); 7.2.9 (Taxes); 7.2.10(a) (Assets); 7.2.11 (Real Property); 7.2.12 (Intellectual Property) excluding letter (d) (Infringement by third party of the Intellectual Property) and (g) (Software); 7.2.13 (Contracts); 7.2.14 (Litigation), 7.2.15 (Product Liability), 7.2.17 (Compliance with Laws), 7.2.19 (Environmental Matters), 7.2.20 (Employees – Other Self-Employed Persons), excluding letter (b); 7.2.21 (Labor Relations); 7.2.22 (Employee Benefit Plans); 7.2.23 (Customers); 7.2.24 (Powers of Attorney); 7.2.25 (Letters of Intent); 7.2.26 (Product Warranty), 7.2.27 (Banks) and 7.2.28 (Accuracy as of the Closing Date) are limited or otherwise qualified by the knowledge of Seller.

(b)

The representations and warranties of Seller with respect to the Group Companies set forth in Sections 7.2.7 (Receivables), 7.2.10(b) (Assets and Inventory), 7.2.12(d) (Infringement by third party of the Intellectual Property) and (g) (Software), 7.2.17 (Compliance with Laws) but only with respect to contract tender Laws, 7.2.18 (Licenses and Permits) and

7.2.20(b) (Employees) are expressly made solely to the knowledge of the Seller.

(c)	All other representations and warranties (other than those referenced in (a) and (b) above) set forth in this Section 7.2 (Representations and Warranties by Seller) with reference to the Company and the Group Companies are expressly made solely to the knowledge of the Seller.

(d)	The Parties further acknowledge and agree, where any representation or warranty contained in this Agreement is qualified by reference to “Seller’s knowledge” and/or to the fact that Seller “is not aware” this shall mean the actual knowledge and/or non-knowledge, as the case may be—after reasonable due inquiry—as of the date hereof—of Mr. Giuseppe Alfredo Poli.

7.2.30	No other Representations and Warranties. The representations and warranties of Seller contained in this Section 7.2 (Representations and Warranties by Seller) are in lieu of all other representations and warranties however provided under applicable Law and constitute all of the representations and warranties made by Seller in connection with the purchase and sale of the Equity Interest and any other transactions contemplated by this Agreement. In particular, except for the representations and warranties contained in this Section 7.2 (Representations and Warranties by Seller), Seller does not make any other representations or warranties and gives no warranty, express or implied, to Purchaser with respect to financial projections, budgets or management analysis and to the future prospects and profitability and financial performance of the Company or of the Group Companies, or with respect to any forecasts, projections or business plans prepared by or on behalf of Seller and delivered to Purchaser in connection with the negotiation and execution of this Agreement. Seller hereby disclaims any other representations or warranties, whether made by Seller, the Company, any Group Company or any of its or their respective officers, directors, employees, agents, advisors or representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to Purchaser or its representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE 8

Indemnification

8.1	Indemnification Obligation of Seller. Subject to the consummation of the Closing, and in accordance with the provisions of this Article 8, Seller hereby agrees to indemnify and hold Purchaser harmless – against and from:

(a)

any and all costs, expenses (including, without limitation, reasonable professional fees and costs of investigation, judgement and litigation) losses, damages and liabilities (hereinafter referred to as the “Losses”) incurred by Purchaser which would have not been so incurred or suffered had the representations and warranties of Seller herein contained under Section 7.2 (Representations and Warranties by Seller) been true and correct;

(b)	any and all Losses incurred by the Company, which would have not been so incurred or suffered had the representations and warranties of Seller herein contained under Section 7.2 (Representations and Warranties by Seller) been true and correct; to the extent such Losses are not indemnifiable under point (a) above;

(c)	any and all Losses incurred by any of the Group Companies , which would have not been so incurred or suffered had the representations and warranties of Seller herein contained under Section 7.2 (Representations and Warranties by Seller) been true and correct; to the extent such Losses are not indemnifiable under points (a) and/or (b) above;

(d)	any Losses incurred by Purchaser arising out or as a result of any breach by Seller of its obligations and covenants provided by this Agreement;

(e)	any and all Losses incurred by Purchaser, the Company or any Group Company arising out of or relating to the application for obtaining an IPPC “A” Permit, as further described in Schedule 7.2.19(a);

(f)	any and all Losses incurred by Purchaser, the Company or any Group Company arising out of or relating to Hepos Inzenering, including without limitation the bankruptcy proceeding of Hepos Inzenering;

(g)	any and all Losses incurred by Purchaser, the Company or any Group Company up to Euro 741,000.00 arising out of or relating to the Tax matters identified on Exhibit 8.1(g); and

(h)	any and all Losses incurred by Purchaser or the Company for any and all Taxes in excess of the Estimation of Real Estate Taxes paid by Purchaser or the Company with respect to the Real Estate Transaction.

(i)	in the event that Seller causes the sale/disposal of Hepos KTB prior to Closing, any and all Losses incurred by Purchaser, the Company or any Group Company arising out of or relating to the process of sale/disposal of Hepos KTB.

(j)	any and all Losses incurred by Purchaser, the Company or any Group Company relating to any Real Estate Property not sold to Seller at Closing.

Purchaser shall not be entitled to indemnification for any Losses resulting from any breach or failure by Seller in the event that Seller can prove—in accordance with rules set forth in the Italian Civil Procedure Code—that (i) the Purchaser or any of URS Corporation Ltd, Gianni, Origoni, Grippo & Partners, KPMG LLP and Mercer LLC had actual knowledge prior to the Closing of facts which constitute a breach by the Company, the Group Companies or Seller of a representation and warranty given in this Agreement, including by reason of the facts that such circumstances had been disclosed during the Due Diligence, and (ii) has an understanding prior to the Closing that such facts constitute a breach of a representation or warranty by the Company, the Group Companies or Seller under this Agreement; provided that no such disclosure by Purchaser’s advisors will be deemed to waive any privilege between Purchaser and the advisor.

8.2	Limitations of Seller’s Liability. Seller’s liability under Sections 8.1 (Indemnification Obligation of Seller) shall be subject to the quantitative and time limitations set forth below:

8.2.1	Quantitative Limitations.

(a)	Seller shall not be liable to Purchaser under Section 8.1 (Indemnification Obligation of Seller) if (i) the amount due in connection with any single occurrence giving rise to liability pursuant thereto (after having taken into account any and all applicable exclusions provided for by Section 8.2 (Limitations of Seller’s Liability)) does not exceed Euro 25,000.00; or (ii) until the aggregate of all amounts that would otherwise be due thereto exceeds Euro 350,000.00 provided that if such limit is exceeded, Seller’s liability shall be limited to the excess, and provided that all amounts in respect of which Seller’s liability is excluded pursuant to point (i) above shall be disregarded for the purposes of the threshold provided in this point (ii).

(b)	It is agreed that Seller shall be liable for Losses under Section 8.1 (Indemnification Obligation of Seller) for all representations and warranties up to a maximum amount of Euro 7,775,000.00.

8.2.2	Time Limitations. In no event shall Seller be liable to Purchaser under Section 8.1 (Indemnification Obligation of Seller) in respect of:

(i)	any actual or alleged breach of the representations and warranties contained in this Agreement which is notified to Seller later than 24 (twenty-four) months after the Closing Date;

(ii)	any actual or alleged breach of the representations and warranties contained in Section 7.2.19 (Environmental Matters) and Section 7.2.20 (Employees-Other Self Employed Persons) (except for clause 7.2.20(c), which relates to social security matters and which is addressed in sub-part (iii) below) which is notified to Seller later than 36 (thirty-six) months after the Closing Date; and

(iii)	any actual or alleged breach of the representations and warranties under Section 7.2.9 (Taxes) or Section 7.2.20(c) (Social Security Contributions) which is notified to Seller 60 (sixty) days after the expiry of the relevant statute of limitation.

8.2.3	Exception to Indemnity Limitations.

(a)	Any and all limitations set forth in Sections 8.2.1 (Quantitative Limitations) and 8.2.2 (Time Limitations) shall not apply with reference to Sections 8.1(d) (Breach of Obligations and Covenants), 8.1(f) (Hepos Inzenering Bankruptcy Proceedings), 8.1(i) (Hepos KTB indemnification) 8.1(j) (Real Estate Properties not sold at Closing) and in the case of breach by Seller of the representations and warranties set forth in Sections 7.2.1 (Organizations, Qualifications and Corporate Power), 7.2.2 (Power and Authority of Seller), 7.2.3 (Binding Effect; No Conflicts) and 7.2.4 (Capitalization of the Company and the Group Companies).

(b)	The limitations provided for under Sections 8.2.1 (a) (floor and threshold) and 8.2.1(b) (cap) shall not apply in respect of any Losses related to the Tax matters identified on Exhibit 8.1(g) in which case: (A); no floor and no threshold shall apply; and (B) a separate cap on Seller’s liability up to an amount of Euro 741,000.00 (seven hundred thousand forty one) shall apply and against such a cap solely Losses related to the Identified Tax Liabilities shall be counted.

(c)	Any and all limitations set forth in Sections 8.2.1 (Quantitative Limitations) shall not apply with reference to Section 8.1(h) (Real Estate Transaction).

8.2.4	Other exclusions and limitations. Notwithstanding any provision of this Agreement or of any applicable Law to the contrary:

(a)	Seller shall not be liable to Purchaser under Section 8.1 (Indemnification Obligation of Seller) above:

(i) in the event and to the extent that any Loss to be indemnified by Seller under Section 8.1 (Indemnification Obligation of Seller) is covered by any insurance policy of Purchaser, the Company or of the Group Companies, whether or not the relevant insurer has effectively paid the amount due under said policies; provided, that Seller shall be liable for the payment of any deductible (franchigia) to any third party insurer with respect to such coverage;

(ii) in the event and to the extent that any Loss to be indemnified by Seller under Section 8.1 (Indemnification Obligation of Seller) is paid to Purchaser, the Company or the Group Companies (as the case may be) by any third party, but only to the extent that the relevant right can not be assigned to the Seller;

(iii) for any indirect or consequential Losses, even if arising out of any breach of the representations and warranties of Seller provided for in Section 7.2 (Representations and Warranties by Seller) (For avoidance of doubt, indirect or consequential Losses paid to a third party will be deemed to be direct Losses under this Agreement and not included in this exception under 8.2.4(a)(ii) only to the extent that such Losses constitute an object of indemnification pursuant to Section 8.1 of this Agreement );

(iv) for any contingent or potential Losses of Purchaser, the Company and/or any of the Group Companies unless and until such Losses has become actual and final and has been paid for by the Company or the Group Companies or has become the subject matter of a final and incontestable obligation to pay of the Company or of the Group Companies (or any of them).

(b)	In the event and to the extent that any Loss to be indemnified by Seller under Section 8.1 (Indemnification Obligation of Seller) is deductible by the Purchaser, the Company or by any of the Group Companies for income tax purposes in any given fiscal year, then, in such event and to such extent, the amount of any Loss to be indemnified by Seller under Section 8.1 (Indemnification Obligation of Seller) will be reduced by an amount equal to the tax benefit obtained by the Purchaser, the Company or any of the Group Companies by virtue of such deduction (even if such tax benefit applies in subsequent fiscal years).

(c)	The amount of all indemnities payable by Seller to Purchaser pursuant to Section 8.1 (Indemnification Obligation of Seller) shall be further reduced by any specific reserve relating to the event giving rise to indemnification recorded in the Financial Statements.

(d)	In the case of any tax assessment that only results in the shifting of the tax burden from one fiscal year to another, any indemnification relating thereto shall be limited to the actual net and final cash cost thereof incurred by the Company or the relevant Group Company.

(e)	The Parties further agree that:

(i) any event that may give rise to a request by Purchaser for indemnification for breach of the representations and warranties of Seller under Section 7.2 (Representations and Warranties by Seller) may be the subject of the request for indemnification only upon the specific representation or warranty which is more strictly connected to such event;

(ii) in no way Purchaser may recover for the same event more than once even if it refers to the breach of more than one representation and warranty contained in Section 7.2 (Representations and Warranties by Seller).

(f)

If Seller has made any payment to Purchaser according to this Article 8 (Indemnification) and subsequently Purchaser, the Company or any of the Group Companies either (i) recovers or (ii) has the right to recover from any third party any amount for the same facts or circumstances forming the basis of Seller’s indemnification, then Purchaser will (in case under point (i) above) pay or (in case under point (ii) above)—to the maximum extent possible—assign, or procure the assignment of, that right to Seller or, if such assignment cannot be carried out, the Purchaser – at direction of Seller—will pursue the said recovery and pay to Seller any money or property recovered (net of Taxes).

(g)	Any indemnification due by Seller to Purchaser, the Company or any Group Company shall be computed without regard to any multiple, price-earnings or equivalent ratio implicit in the negotiation of the Purchase Price. Any indemnification due by the Seller shall not include any decrease in value of the Equity Interest and/or the shares of the Group Companies.

(h)	In no event shall Seller be required to indemnify the Purchaser in respect of any Loss to the extent it has already been taken into account in the determination of the Purchase Price, the Closing Date Net Debt and/or the Closing Date Working Capital.

8.3	Indemnification Procedure. If any event occurs which could give rise to Seller’s liability under Section 8.1 (Indemnification Obligation of Seller) above, the following provisions shall apply:

(i)	Purchaser shall give written notice to Seller of such event (hereinafter referred to as the “Claim Notice”) under penalty of forfeiture within 35 (thirty-five) Business Days from which Purchaser has had actual knowledge or notice that Purchaser has a claim under this Article 8 (Indemnification). The Claim Notice will provide reasonable details of the claim and, if possible, the amounts claimed by Purchaser. Seller agrees that the Purchaser will be deemed to have automatically satisfied the notice requirement under this Section 8.3(i) (Claim Notice) in the event that Mr. Giuseppe Alfredo Poli or Mr. Vlado Atanasovski (for so long as he reports directly to Mr. Giuseppe Alfredo Poli) has actual knowledge or notice of the right to make a claim.

(ii)	Seller shall be entitled to challenge in writing the Claim Notice notified by Purchaser according to the preceding paragraph 8.3(i) (Claim Notice), within 15 (fifteen) Business Days of the day of receipt of the Claim Notice referred to in Paragraph 8.3(i) (Claim Notice) above.

(iii)

If the Claim Notice sent by Purchaser according to Paragraph 8.3(i) (Claim Notice) is challenged by Seller according to Paragraph 8.3(ii) (Challenge to Claim Notice), then during a period of 20 (twenty) Business Days following the giving of the notice by Seller under Paragraph 8.3(ii) (Challenge to Claim Notice) preceding, Seller and Purchaser shall attempt to resolve any differences which they may have with respect to any matters constituting the subject matter of such Claim Notice. If, at the end of such period, Seller and Purchaser fail to reach an agreement in writing with respect to all such matters, then all matters as to which an agreement is not so reached may be submitted to arbitration pursuant to Section 10.10 (Arbitration) at any time following the expiration of the 20 Business Day period referred to in this Paragraph 8.3(iii).

(iv)	if, conversely, the Claim Notice sent by Purchaser according to Paragraph 8.3(i) (Claim Notice) is not challenged by Seller according to Paragraph 8.3(ii) (Challenge to Claim Notice), the claims raised by Purchaser shall be considered accepted by Seller.

8.4	Handling of Third Party Claims. If any event occurs which could give rise to Seller’s liability under paragraph 8.1 (Indemnification Obligation of Seller) and which consists of any written claim, action, suit or proceeding by any third party (including any Governmental Authority) (hereinafter referred to as a “Third Party Claim”), the following provisions shall apply:

(a)	Purchaser shall give the Claim Notice to Seller under penalty of forfeiture within 35 (thirty-five) Business Days after Purchaser has received written notice of such Third Party Claim. The Claim Notice will provide reasonable details of the claim and, if possible, the amounts claimed by Purchaser. Seller agrees that the Purchaser will be deemed to have automatically satisfied the notice requirement under this Section 8.4(a) (Third Party Claim Notice) in the event that Mr. Giuseppe Alfredo Poli or Mr. Vlado Atanasovski (for so long as he reports directly to Mr. Giuseppe Alfredo Poli) has actual knowledge or notice of the right to make a claim.

(b)	Seller shall properly and diligently defend, and shall cause the Company or the affected Group Company to properly and diligently defend, any Third Party Claim with counsel of its own choosing. To this respect, Purchaser shall: (i) appoint and cause the Company and/or the affected Group Company to appoint the counsel(s) designated by Seller and (ii) cooperate and cause the Company and the Group Companies to cooperate with Seller in the preparation for and the prosecution of the defence of the Third Party Claim (including, without limitation, making available evidence within the control of the Company and the Group Companies and persons needed as witnesses who are employed by the Company and the Group Companies, in each case as needed for such defence).

(c)	Purchaser shall have the right to join, at its own cost and expenses, by counsel of its own choosing, reasonably satisfactory to Seller, in the defense of such Third Party Claim constituting the subject matter of a notice to Seller of the kind referred to under paragraph (a) preceding.

(d)

In the event that Seller does not undertake the defence of the Third Party Claim within a reasonable time after Purchaser has given a notice of the kind referred to under paragraph (a) above then, at the expense of Seller and after giving notice to Seller of such action, Purchaser shall properly and diligently defend (and shall cause the Company or affected Group Company to properly and diligently defend) any Third Party Claim and shall refrain from taking any action which could prejudice the defense of Seller’s interest hereunder. In any case, Seller shall remain entitled to join, at its own cost and expenses, by counsel of its own choosing, in the defense of such Third Party Claim.

(e)	Purchaser shall not and shall cause the Company and the Group Companies not to make or accept any settlement of any Third Party Claim, nor shall make acquiescence thereto or, as the case may be, to any demand, assessment, judgment or order constituting the subject matter of a notice of the kind referred to under paragraph (a) above, or, as the case may be, having resulted from any Third Party Claim, without the prior written consent of Seller which consent shall not be unreasonably withheld.

8.5	Exclusive Remedy. Except for any rights and remedies relating to fraud or willful misconduct, the rights and remedies provided in this Article 8 (Indemnification), Sections 9.4. (Tax Matters) and 9.5 (Environmental Liability) shall be exclusive and in lieu of any other right, action, defence, claim or remedy of Purchaser, provided by Law or otherwise, however arising in connection with, or by virtue of, any breach of the representations and warranties, undertakings and covenants of Seller contained in this Agreement.

8.6	Indemnification Obligation of Purchaser. Purchaser shall indemnify and hold Seller harmless from, against and with respect to any and all damages suffered by the latter arising out, or as a result, of any inaccuracy or breach of any representation or warranty made by Purchaser in this Agreement or of any breach of any undertaking or covenant of the Purchaser under this Agreement.

ARTICLE 9

Additional Covenants

9.1	Non-Competition. Without prejudice to any of the provisions of this Agreement, for a period of 3 (three) years, save for point (b) below with respect of which the period shall be of 1 (one) year, from the Closing Date, none of Seller, Mr. Giuseppe Alfredo Poli, Mr. Alessandro Poli, Mr. Cristiano Poli, Mr. Giancarlo Poli, Mr. Alberto Poli and Mr. Paolo Poli, Mr. Francesco Poli or Mr. Mario Poli shall:

(a)	directly or indirectly participate, acquire, establish, incorporate or in any way own interests (either in the position of entrepreneur or shareholder, quotaholder, associated, investor, partner and or other similar position) in any entity or activity or business, whether industrial or commercial, which is or may be in competition with the Business;

(b)	offer employment or otherwise enjoy the services or solicit the services of individuals who have been managers or employees of Seller, the Company and/or the Group Companies before Closing; or

(c)	solicit the business of any Person that is a customer of the Business (if such solicitation is in competition with the Business) or cause any customer or supplier of the Business to cease doing business with the Business.

For the purposes of this Section 9.1, competing activity shall mean any activity of developing, manufacturing, distributing and servicing of rail brakes (and spare parts for rail brakes) carried our within the territory of World, excluding South America and Australia.

9.3	Waiver of Liability. Purchaser undertakes not to, and, pursuant to Article 1381 (Promessa dell’obbligazione o del fatto del terzo) of the ICC as long as the Company and the Group Companies are controlled – directly or indirectly—by Purchaser or by the Designated Purchaser, undertakes to cause the Company and the Group Companies not to, initiate any action, suit, claim or litigation—based on any applicable Law and on Articles 2393 (Azione Sociale di Responsabilità), 2395 (Azione Individuale del socio e del terzo) and 2407 (Responsabilità) of the ICC – against the members of the board of directors and/or statutory auditors of the Company and of any of the Group Companies who will have resigned from office pursuant to paragraph 5.2(e).

9.4	Tax Matters

9.4.1	Allocation of Tax Liabilities.

(a)	Subject to Section 9.4.2 (Returns and Reports), Seller shall bear the economic burden for Taxes that have not been paid at Closing Date of the Company and of any Group Company for: i) any taxable year or period subsequent to tax year 2007, that ends on or before the Closing Date or, for any taxable year or period that includes the Closing Date, that part of the taxable year or period that ends on the Closing Date; and ii) any Taxes relating to the Real Estate Transaction (excluding VAT) in excess of the Estimation of Real Estate Taxes.

(b)	Except as set forth in Sections 8.1(g), 8.1(h) and 9.4.1(a)(ii) above, Purchaser shall be liable for and shall hold Seller harmless against any liability for Taxes of the Company for any taxable year or other taxable period that begins after the close of the Closing Date and, in the case of any taxable year or other taxable period that includes the Closing Date, that part of the taxable year or other taxable period that begins after the close of the Closing Date.

(c)

Within 10 (ten) Business Days after Purchaser has received notice of any pending or threatened audits or assessments relating to Taxes for which Seller would be required to indemnify Purchaser pursuant to Sections 8.1 (Indemnification obligation of Seller) or 9.4.1(a) (Tax borne by Seller), Purchaser shall notify Seller in writing. Such notice shall provide reasonable details of the claim and the amounts claimed by Purchaser and enclose a copy of all the official documentation issued by the relevant tax authority that is competent for the audit or the assessment. Seller agrees that the Purchaser will be deemed to have automatically satisfied the notice requirement under this Section 9.4.1(a) or Section 8.1 (Indemnification obligation of Seller) in the event that Mr. Giuseppe Alfredo Poli or Mr. Vlado Atanasovski (for so long as he reports directly to Mr. Giuseppe Alfredo Poli) has actual knowledge or notice of any pending or threatened audits or assessments for Taxes in accordance with the above deadline and conditions. Seller shall have the sole right to represent Seller’s, Company’s or such Group Company’s interest in any audit or administrative or court proceeding relating to any such Tax and to employ counsel of its choice at its expense. To this respect, Purchaser shall: (i) appoint and cause the Company and/or the affected Group Company to appoint the counsel(s) designated by Seller and (ii) cooperate and cause the Company and the Group Companies to cooperate with Seller in the preparation for and the prosecution of the defence of the threatened audits or assessments (including, without limitation, making available evidence within the control of the Company and the Group Companies). Notwithstanding the foregoing, Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for such Taxes which would materially adversely affect the liability for such Taxes of Purchaser, the Company or such Group Company for any period after the Closing Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. If Seller elects not to assume the defense of any claim for such Taxes, Seller shall be entitled to participate in such defense at its expense. Neither Purchaser, nor the Company nor any Group Company may agree to settle any claim for such Taxes without the prior written consent of Seller, which consent shall not be unreasonably withheld.

(d)	In the event that Seller is liable for any Taxes or Losses under Section 8.1 (Indemnification obligation of Seller), Purchaser agrees that it shall not make a claim under Section 9.4.1 (a) (Taxes borne by Seller) for the same Taxes and or Losses that would also be a Loss due to a breach of Seller’s representation and warranty in Section 7.2.9.

9.4.2	Returns and Reports. Seller shall file when due all Tax returns with respect to Taxes that are required to be filed by it or with respect to the Company and any Group Company for taxable years or periods ending on or before the Closing Date and shall pay any Taxes due in respect of such Tax returns. Purchaser shall file when due all Tax returns with respect to Taxes that are required to be filed by or with respect to the Company and any Group Company for taxable years or periods ending after the Closing Date and shall pay any Taxes due in respect of such Tax returns.

9.4.3	Cooperation; Access to Records. After the Closing Date, each of Seller and Purchaser shall:

(a)	assist the other party in preparing any Tax returns or reports which such other party is responsible for preparing and filing in accordance with

Section 9.4.2 (Returns and Reports). With this respect, duty of assistance on Seller shall be confined solely to the filing of Tax returns pertaining to any open tax years until tax year 2008;

(b)	cooperate fully in preparing for and conducting any audits of, or disputes with taxing authorities regarding, any Tax returns of Seller, the Company or any Group Company. With this respect, duty of cooperation on Seller shall be confined solely with regard to audits of or disputes regarding Tax returns pertaining to any open tax years until tax year 2008;

(c)	make available to the other party and to any taxing authority as reasonably requested all records, documents, accounting data and other information relating to Taxes of Seller, the Company or any Group Company;

(d)	furnish the other party with copies of all correspondence received from any taxing authority in connection with any tax audit or information request with respect to any such taxable period for which the other party may have a liability under Sections 8.1 (Indemnification obligation of Seller) or 9.4.1 (Allocation of Tax Liabilities); and

(e)	execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 9.4 (Tax Matters).

9.4.4	Payments and Refunds.

The Company shall pay the anticipation for the corporate taxes (Imposta sul Reddito delle Società—IRES and Imposta Regionale sulle Attività Produttive—IRAP) pertaining to tax year 2008.

Any refunds (including interest thereon) of Taxes paid, indemnified or borne by Seller pursuant to Section 9.4.1(a) (Taxes borne by Seller) and 8.1 shall be for the account of Seller. Any refunds (including interest thereon) of Taxes paid or indemnified or borne by Purchaser pursuant to Section 9.4.1(b) (Tax Indemnification by Purchaser) shall be for the account of Purchaser. Any amount of Taxes paid by the Company pursuant to this Section 9.4.4. (Payment and Refunds) or borne by Seller pursuant to this Section 9.4.1.(a) (Tax borne by Seller), that is in excess of the amounts in relation to which Seller shall bear the economic burden pursuant to Section 9.4.1.(a), shall be for the account of Seller. Purchaser agrees to promptly remit to Seller all refunds (including interest thereon) of Taxes to which Seller is entitled to hereunder and or which are received by Purchaser, the Company or any Group Company. Seller agrees to promptly remit to Purchaser all refunds (including interest thereon) of Taxes which Purchaser is entitled to hereunder and which are received by Seller.

9.4.6	Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 9.4 (Tax Matters) shall survive through the expiration of the applicable statute of limitations as the same may be extended.

9.5	Environmental Liability.

1) Within the limits provided by this Agreement, Seller shall indemnify and hold harmless the Purchaser in respect of any breach of Section 7.2.19 (Environmental Matters) for 3 (three) years from the Closing Date, in accordance with the following Triggering Events, by and within the limits of the Status Quo Ante, if applicable, or within the limitations set forth by Section 8.2 (Limitation of Seller’s Liability) of this Agreement, if the Status Quo Ante is not applicable because the detected contaminant(s) is (are) not listed therein or because the relevant liability has not been evidenced in the Status Quo Ante itself (collectively, the “Environmental Liability Limits”).

2) Conditions and events which may trigger Seller’s liability, within the Environmental Liability Limits, vis-à-vis the Purchaser (hereinafter referred to as the “Triggering Events”) will be:

(A) an unsolicited order imposed on the Purchaser, the Company or any Group Company’s by a Governmental Authority; or

(B) Purchaser’s response to a bona fide Third Party Claim asserting Purchaser’s, the Company’s or any Group Company’s liability for the Release of Hazardous Materials at Camisano (Italy) and/or Skopje (Macedonia) sites, provided in this case, that any relevant investigation and/or sampling are in fact necessary to the Purchaser to defend in the relevant proceedings;

(C) Purchaser’s bona fide compulsory duty to investigate the consequences of an involuntary and not exacerbated contamination, following its discovery after the Closing, where there is obvious, significant and blatant evidence of it (ictu oculi).

3) For the purposes of points (A), (B) and (C) above, the Parties agree that: (i) where a finding is included in the Status Quo Ante, Seller shall be liable towards the Purchaser up to and within the limits provided therein; (ii) where a finding is not included (because it was not detected and/or discovered prior to the Closing) in the Status Quo Ante or where the relevant liability was not evidenced in the Status Quo Ante itself, Seller shall be liable towards the Purchaser up to and within the limits provided by Section 8.2 (Limitation of Seller’s Liability) above, provided however, that Purchaser demonstrates and evidences that such finding and/or liability was present on and/or arose in respect of the relevant site (either Camisano or Skopje) prior to the Closing.

For sake of clarity, the amount of liability arising from the Status Quo Ante shall never be greater of, or otherwise exceed, the limit set forth by Section 8.2 (Limitation of Seller’s Liability).

4) For the purpose of this Section 9.5, should any testing and/or sampling be necessary for the purposes of assessing the respective environmental liability, Seller shall be anyhow entitled to appoint its environmental experts who have the right to participate in any test and/or sampling. Seller’s experts shall be always entitled to make their own samplings and carry out their own independent assessment.

5) Seller shall not be obliged to indemnify the Purchaser under Sections 8.1 and 9.5 for any Loss suffered by the Purchaser, the Company or the Group Companies, to the extent that:

(i)	such Losses arise because the Purchaser or any director, employee or agent of them activated procedures and/or volunteered information concerning any actual or potential liability under any Environmental Laws to any Governmental Authority or other third party.

(ii)	such Losses arise because of any redevelopment, at the direction of the Purchaser, of either Camisano (Italy) or Skopje (Macedonia) sites following the Closing Date.

6) With specific and exclusive regard to manganese at the Camisano site, and as an express exception to Section 8.2 (Limitation of Seller Liability) and this Section 9.5, the Parties expressly agree that Seller shall not be liable to the Purchaser in any way whatsoever in respect of any disclosed and/or undisclosed exceeding of manganese, whether occurred and/or detected prior or after the Closing. Therefore, Purchaser hereby irrevocably waives its rights (including those under Section 8.1 above (Indemnification obligation of Seller) in respect of any issue which arises or may potentially arise or is relevant to manganese’s presence and/or contamination, at any time and for whichever cause, before or after the Closing, expressly recognizing the manganese’s exceeding at Camisano site as a non indemnified issue vis-à-vis the Seller.

ARTICLE 10

Miscellaneous

10.1	Right to Designate. Pursuant to the Article 1401 (Riserva di nomina del contraente) of the ICC, Purchaser may designate one or more companies to purchase the Equity Interest and to pay the Purchase Price according to the terms and conditions of this Agreement, provided that such designation is made in accordance with the following provisions:

(i)	notwithstanding anything in article 1403 (Forma e pubblicità) of the ICC to the contrary, the designation shall be sufficiently made if notified in writing to Seller together with the written acceptance of the designee;

(ii)	departing from Article 1402 (Termine e modalità della dichiarazione di nomina) of the ICC, any designation pursuant hereto shall be notified to Seller, under penalty of forfeiture, no later than 3 (three) Business Days before the Closing Date; and

(iii)	the designee shall be a 100% wholly owned Affiliate, directly or indirectly, of Purchaser.

Upon designation of the Designated Purchaser in accordance with this Section 10.1 (Right to Designate), the Purchaser shall either: (i) provide Seller with appropriate evidence – fully satisfactory to Seller – of the adequate financial capability of the Designated Purchaser to fulfill the obligations deriving from this Agreement or (ii) remain jointly liable with the Designated Purchaser for any of such obligations.

10.2	Entire Agreement. This Agreement, the Schedules and Exhibits annexed hereto, and the documents executed and delivered pursuant hereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

10.3	Severability. Should any provision, or provisions, of this Agreement for any reason be, or become, invalid or not capable of performance, in whole or in part, then the validity of the remaining provisions of this Agreement shall not be affected thereby. The same applies if this Agreement should fail to provide for any relevant matter. In lieu of the invalid or inoperable provision, or in order to provide for an omitted provision, this Agreement shall be applied in a reasonable manner, which, so far as legally permissible, comes as close as possible to the application of what the Parties intended or would have intended, according to the spirit and purpose of this Agreement, had they considered the matter.

10.4	Assignment. Neither Party may assign any of its rights, interests, obligations under this Agreement without the prior written consent of the other Party, save for assignment of Purchaser to its Affiliates.

10.5	Amendments. No amendments to this Agreement shall be valid and bounding unless agreed in writing by the Parties or approved in writing by the Party against which such amendment should be enforced.

10.6	Notices and Other Communications. All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing. All notices, demands and requests shall be deemed to have been properly served if given by personal delivery, or if transmitted by facsimile, or if delivered to Federal Express or other reputable overnight carrier for next business day delivery, charges billed to or prepaid by shipper, or if sent by air mail, proper postage prepaid, addressed as follows:

If to Seller:

Polinvest S.r.l.

Via Riva Fredda 3

Crema

Attention: Mr. Giuseppe Poli

with copy to:

Labruna, Mazziotti, Segni

Via S. Maria Fulcorina No. 13

20123 Milan (Italy)

Facsimile No. -39-02-57760400

Attention: Avv. Fabio Labruna

If to Purchaser:

Wabtec Corporation

1001 Airbrake Avenue

Wilmerding, PA 15148

USA

Fax: +412-825-1305

Attention: Legal Department

with copy to:

Gianni, Origoni, Grippo & Partners

Piazza Belgioiso No. 2

20121 Milan (Italy)

Facsimile No. -39-02-76 00 96 28

Attention: Daniel Vonrufs

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, PA 15219

412.288.3131

Fax 412.288.3063

Attention: Hannah T. Frank

Each notice, demand or request shall be effective upon personal delivery, or upon confirmation of receipt of the applicable facsimile or 1 (one) Business Day after delivery to a reputable overnight carrier in accordance with the foregoing, or upon arrival at the recipient’s address if sent by air mail in accordance with the foregoing. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall not adversely impact the effectiveness of any such notice, demand or request. Service by personal delivery upon Purchaser shall be valid only if delivered personally to an officer of Purchaser.

Any addressee may change its address for notices hereunder by giving written notice in accordance with this Section 10.6 (Notices and other communications).

10.7	Counterparts. This Agreement may be executed in any number of counterparts, and each counterpart shall constitute an original instrument, but all such separate counterparts shall constitute one and the same agreement.

10.8	Termination.

This Agreement may be terminated:

(a)	by the mutual written consent of the Parties;

(b)	by Seller or Purchaser if the Closing does not occur by July 31, 2008, and provided further that if the Closing has not occurred by July 31, 2008, due solely to the failure of the condition set forth in Section 4.1.(c) (Serbia Antitrust Clearance) not been met or waived with respect to obtaining the consent or authorization from the Serbian Antitrust Authority and such condition has been diligently pursued by each Party, then, such date shall be extended to October 31, 2008; provided, however, that the right to terminate this Agreement under this Section 10.8 (Termination) shall not be available to any Party whose failure to fulfil any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(c)	in the event of termination of this Agreement pursuant to this Section, this Agreement shall forthwith become terminated and there shall be no liability on the part of either Party hereto except (i) for the provisions of Sections 6.5 (Duty of Confidentiality), 10.6 (Notices and Other Communications), 10.9 (Governing Law) or 10.10 (Arbitration) which shall survive termination of the Agreement, and (ii) that nothing herein shall relieve either Party from liability for any breach of this Agreement.

10.9	Governing Law. The validity, construction and enforceability of this Agreement shall be governed in all respects by the Laws of Italy.

10.10	Arbitration. Unless settled by mutual agreement, any dispute arising in connection with the performance or interpretation of this Agreement shall be finally settled by arbitration in accordance with Italian substantive Law and to the Rules of Arbitration of the Chamber of Commerce of Milan (Italy)—which the Parties acknowledge to know and accept—by three arbitrators appointed pursuant to such Rules. The arbitration shall be of a formal nature (“arbitrato rituale”) and the award shall be made in accordance with the Laws of the Republic of Italy. The place of arbitration shall be Milan (Italy) and the proceedings shall be conducted in the English language; however, the parties shall be entitled to submit any document, pleading, deed and documentation to the arbitration panel and to the other party in the Italian language. The expenses of the arbitration proceedings referred in this Section 10.10 (Arbitration) shall be borne by the Parties in accordance with the applicable determinations of the arbitration tribunal.

10.11

Costs. Unless otherwise provided in this Agreement, each party hereof shall bear the costs and expenses of its own legal counsel, advisors and consultants retained in connection with the negotiations of this Agreement and the consummation of the transactions contemplated hereby. Stamp duty, registration, transfer, sales, use or similar taxes applicable to, imposed upon or arising as a result of the purchase and sale of the

Equity Interest pursuant to this Agreement shall be borne by Purchaser.

IN WITNESS WHEREOF, each of Purchaser and Seller has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized or personally, all on or as of the day and year first above written.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION		POLI S.p.A.

By:	/s/ R. MARK COX	By:	/s/ GIUSEPPE ALFREDO POLI
Its:	Vice President, Corporate Development	Its:	Sole Director

Solely for the purpose of being bound by Section 9.1 (Non competition) of this Agreement:

By:	/s/ GIUSEPPE ALFREDO POLI
Mr. Giuseppe Alfredo Poli

By:	/s/ ALBERTO POLI
Mr. Alessandro Poli

By:	/s/ ALBERTO POLI
Mr. Cristiano Poli

By:	/s/ GIANCARLO POLI
Mr. Giancarlo Poli

By:	/s/ ALBERTO POLI
Mr. Alberto Poli

By:	/s/ ALBERTO POLI
Mr. Paolo Poli

By:	/s/ ALBERTO POLI
Mr. Francesco Poli

By:	/s/ ALBERTO POLI
Mr. Mario Poli